As filed with the Securities and Exchange Commission on May 22, 2012.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Professional Diversity Network, LLC

(Exact name of registrant as specified in its charter)

Illinois	7370	83-0374250
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

150 North Wacker Drive

Suite 2360, Chicago, Illinois 60606

(312) 827-6440

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Kirsch

Chief Executive Officer

Professional Diversity Network, LLC

150 North Wacker Drive

Suite 2360, Chicago, Illinois 60606

(312) 827-6440

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael M. Froy, Esq. Brian Lee, Esq. SNR Denton US LLP 233 South Wacker Drive Suite 7800 Chicago, IL 60606-6404 (312) 876-8000	Chadwick I. Buttell, Esq. Patzik, Frank & Samotny Ltd. 150 South Wacker Drive Suite 1500 Chicago, IL 60606 (312) 551-8300	Stephen E. Older, Esq. Seth T. Goldsamt, Esq. McDermott Will & Emery LLP 340 Madison Avenue New York, NY 10173 (212) 547-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$17,500,000.00	$2,005.50
Underwriter’s Warrants to Purchase Common Stock	$100.00	$0.01
Common Stock Underlying Underwriter’s Warrants	$937,500.00	$107.44
Total	$18,437,600.00	$2,112.95

In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share are not included in this table. Includes the offering price of additional shares that the underwriter has the option to purchase.

(1)	Includes additional shares that the underwriter has the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Professional Diversity Network, LLC, the registrant whose name appears on the cover of this registration statement, is an Illinois limited liability company. Before the completion of the offering of the shares of common stock subject to this registration statement, Professional Diversity Network will be reorganized into a Delaware corporation and renamed Professional Diversity Network, Inc. Shares of the common stock of Professional Diversity Network, Inc. are being offered by the prospectus.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [ ] 2012

Professional Diversity Network, Inc.

[                ] Shares of Common Stock

We are offering [                ] shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect that the initial public offering price will be between $[            ] and $[            ] per share of our common stock. We have applied for listing of our common stock on the NASDAQ Capital Market under the symbol “[-].”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Professional Diversity Network (Before Expenses)(2)	$	$

In connection with this offering, we have also agreed to issue to the underwriter, for $100, a warrant to purchase up to shares of our common stock, or 5% of the shares offered by this prospectus (not including any shares sold pursuant to the underwriter’s over-allotment option). If the underwriter exercises the warrant, each share of our common stock may be purchased for $             per share (which is 125% of the price per share of our common stock offered by this prospectus).

(1)	Does not include an accountable expense allowance of up to 1.5% of the gross proceeds from the sale of the firm shares and additional items of value payable to the lead underwriter. See “Underwriting” for a description of compensation payable to the underwriter.
(2)	We estimate that the total expenses of this offering will be $ .

Delivery of the shares of common stock is expected to be made on or about                 , 2012. We have granted the underwriter an option for a period of 45 days to purchase, on the same terms and conditions set forth above, up to an additional [                ] shares of our common stock to cover over-allotments. If the underwriter exercises the option in full, the total underwriting discounts and commissions payable by us will be $ and the total proceeds to us, before expenses, will be $            .

Rodman & Renshaw, LLC

Prospectus dated                 , 2012

Until                 , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common stock or (2) our common stock in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

Prospectus Summary

This summary highlights certain information about us, this offering and selected information contained in the prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider the more detailed information in the prospectus, including “Risk Factors” and the financial statements and related notes. Unless we specify otherwise, all references in this prospectus to “Professional Diversity Network,” “PDN,” “we,” “our,” “us” and “company” refer to Professional Diversity Network, LLC prior to the date Professional Diversity Network, LLC reorganizes into a Delaware corporation (“Reorganization Date”), and Professional Diversity Network, Inc. after the Reorganization Date. For purposes of this prospectus, unless the context clearly dictates otherwise, all references in this prospectus to “professionals” mean persons interested in the company’s websites presumably for the purpose of career advancement or related benefits offered by the company, whether or not such person is employed and regardless of the level of education or skills possessed by such person. The company does not impose any selective or qualification criteria on membership and the term “professional(s)” as used in this prospectus should be interpreted accordingly. In addition, the company does not verify that any member of a particular website qualifies as a member of the ethnic, cultural or other group identified by that website. References to “user(s)” means any person who visits one or more of our websites and “our member(s)” means an individual user who has created a member profile on that website as of the date of measurement. If a member is inactive for 24 months then such person will be automatically de-registered from our database. The term “diverse” (or “diversity”) is used throughout this prospectus to include communities that are distinct based on a wide array of criteria which may change from time to time, including ethnic, national, cultural, racial, religious or gender classification.

Overview

Professional Diversity Network develops and operates online networks dedicated to serving diverse professionals in the United States. To date, we have been particularly focused on Hispanic-American and African-American professionals and recently launched additional websites dedicated to other diverse segments, including women, Asian-American, LGBT (lesbian, gay, bisexual and transgender), differently-abled and military professionals. We currently have more than 1.8 million members and, as of the date of this prospectus, more than 3,000 companies and organizations, including 60% of the Fortune 500 companies, have listed job postings on our websites. We have strategic partnerships with Monster Worldwide, Inc. (“Monster”) through which we post jobs for employers, and the University of Phoenix (through its parent company, the Apollo Group, Inc. or “Apollo”), which advertises on our websites. We believe that our networking platforms provide an effective means to meet the career advancement needs of diverse professionals, the employers that seek to hire them and the advertisers that seek to reach them.

Our major assets are two of our websites – iHispano.com, which we believe is the largest online professional network catering to Hispanic-American professionals in the United States, and AMightyRiver.com, which we believe is a leading online professional network focused on African-American professionals. We believe iHispano.com and AMightyRiver.com comprise the largest online professional network catering to Hispanic-American professionals and African-American professionals, respectively, because we believe iHispano.com has more members and received more visits and unique visitors than any other online diversity recruitment network focused on Hispanic-Americans, and we believe AMightyRiver.com has more members and received more visits and unique visitors than any other online diversity recruitment network focused on African-Americans. In the first quarter of 2012, iHispano.com had over 1.4 million unique visitors and over 1.7 million visits, while AMightyRiver.com had over 600,000 unique visitors and over 700,000 visits.

We recently launched additional online professional networking websites that serve other diverse communities - including women (WomensCareerChannel.com), Asian-Americans (ACareers.net), LGBT (OutPro.net), enlisted and veteran military personnel (Military2Career.com) and differently-abled (ProAble.net) professionals. Although each of these new professional networking websites is fully operational, these websites are, and continue to be, in the early stages of development. Since its inception in September 2011, WomensCareerChannel.com has experienced significant growth in terms of unique visitors, visits and membership. In the first quarter of 2012, this website had over 500,000 visits and over 400,000 unique visitors. By April 1, 2012, WomensCareerChannel.com had almost 50,000 members.

Our company is built on the philosophy of “relationship recruitment,” connecting talent with opportunity within the context of a common culture or affinity. We endeavor to provide an environment that celebrates the identity of our members and fosters a sense of community and trust. We believe we provide value to our members by enabling them to leverage their connections and share beneficial information with other members and employers that participate on our platform, providing them access to employment opportunities and offering them valuable career resources. At the same time, we believe that our members and their level of engagement is attractive to employers and advertisers seeking to target an audience of diverse professionals for hiring purposes, to increase brand awareness or to market products and services.

We believe our revenue model is aligned with our focus on serving our members. We currently provide members access to our websites at no cost, a strategy which we believe will allow us to continue to grow our membership base and promotes high levels of member engagement for the mutual benefit of members, employers and advertisers. For the year ended December 31, 2011, we generated all of our revenue from two sources: recruitment, which generated approximately 72% of our revenue, and advertising services, which generated approximately 28% of our revenue. See “Risk Factors – Our revenues are highly dependent on two customers, both of which have an exclusive arrangement with us, and the loss of either major customer would materially and adversely affect our business, operating results and financial condition.”

All of our recruitment revenue is currently derived from our exclusive strategic partnership with Monster, and through this partnership, we post job opportunities on our websites and on the websites of diverse professional organizations with which we have cross-posting agreements.

Most of our advertising revenue is derived from our exclusive relationship with Apollo, for which we place advertising on our websites and to whose website we direct our members to help advance their education. Under our exclusive agreement with Apollo, we may not perform advertising services for any other institution of higher education, whether for-profit or non-profit, other than Apollo. In 2011, Apollo paid us approximately $1.1 million for our delivery of advertising services. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

We generate a small percentage of our advertising revenue from advertisers that promote their brands and advertise their products and services to our members. One of our key goals is to grow the consumer-advertising portion of our business. We believe that advertisers are attracted to our network of members as a means to reach a diverse professional market.

We have been profitable each year since 2006. From 2010 to 2011, our net revenue increased 27%, from approximately $4.4 million to $5.6 million, while our net income increased 47% from approximately $1.9 million to $2.7 million.

Our Mission

Our mission is to be an important factor in the career development of diverse professionals who have traditionally faced obstacles to reach their full potential. We believe that the work we do, and the power of our online network to connect talent with opportunity, can improve the career and financial prospects of our members by empowering them to invest in their professional development, creating employment opportunities for our members, enabling them to achieve higher levels of professional success.

Our Values and Company Culture

As a company, we celebrate diversity. We endeavor to capture the distinct inspirational culture of each community we serve. We strive to put our members first in every decision we make and with every new product we build. We are dedicated to helping fulfill the professional aspirations of those we serve. We aspire to help secure the financial futures of our members and their families.

We believe our creative team is skilled in communicating in a culturally relevant manner the messaging of the employers that participate on our platform, and we are similarly dedicated to helping them achieve their hiring goals to create a more diverse workforce.

Industry Background and Our Opportunity

We believe that we are well-positioned for growth because our business takes advantage of the following emerging trends:

•	Increasing Socialization of the Internet

Online social and professional networking websites are increasingly becoming a powerful tool to connect people with one another on a large scale.

•	Growing Ethnic Diversity of the U.S. Population and Labor Force

As ethnic minorities represent a larger and growing share of the overall population according to the 2010 United States census, diversity hiring is increasingly becoming a common, if not standard, business practice by major employers. According to the U.S. Equal Employment Opportunity Commission, or EEOC, the percentage of private sector minority employment in the U.S. compared to overall employment tripled between 1966 and 2008, from 11% to 34%, with Hispanic-Americans exhibiting the fastest growth rate (from 2.5% in 1966 to more than 13% in 2008). According to the Bureau of Labor Statistics, Hispanic-Americans are also expected to account for the vast majority – 74% – of the 10.5 million workers added to the labor force in the U.S. from 2010 to 2020.

•	Regulatory Environment Favorable to Promoting Diversity in the Workplace

Companies considering contracting with the federal government must be prepared to demonstrate the diversity of their workforce, and the Department of Labor under the Obama Administration is placing a greater emphasis on promoting diversity employment in the private sector.

•	Ethnic Population’s Rising Spending Power

The spending power of diverse groups is expected to continue to grow in the United States. According to a report from the Kenan-Flagler Business School at the University of North Carolina, by 2014, the buying power of Hispanic Americans will have grown by 613% since 1990, a higher rate than any other ethnic group.

•	Acceptance and Growth of Online Recruitment and Advertisement.

Businesses now recognize and seek to take advantage of the socialization of the Web for recruitment and for brand management, marketing and advertisement. Total spending in the online recruitment market in the United States is expected to be approximately $2.59 billion in 2013, according to Evercore Partners. The market for advertising on online social networks in the United States is also expected to continue to grow rapidly from $2.54 billion in 2011 to an estimated $3.63 billion in 2012 and $5.59 billion by 2014, according to eMarketer, Inc.

Because of these emerging trends, we believe there is a great opportunity for growth. Ninety-four companies in the Fortune 100 feature diversity hiring on their company’s online career center. The online diversity recruitment market is highly fragmented. We believe that we can consolidate this market and maximize shareholder value by making strategic acquisitions and through organic growth.

See “Business — Industry Background and Our Opportunity” below.

Our Solutions

We offer a variety of solutions to meet the needs of diverse professionals, the employers that seek to hire them and the advertisers that seek to reach them.

Solutions for Members

We offer our members a variety of online professional networking and career placement solutions, including the following:

•	Talent Recruitment Communities,

•	Job Postings and Company Information Search,

•	Identity and Contact Management,

•	Networking Tools,

•	Mentoring Program,

•	Career Tools and Skill-Based Content and

•	E-Newsletter and National Event Information.

Solutions for Employers and Recruiters

We post job listings of employers through our strategic partnership with Monster. These employers include large corporations, small- and medium-sized businesses, educational institutions, government agencies, non-profit organizations and other enterprises. The hiring solutions we offer include:

•	Talent Recruitment Communities,

•	Single and Multiple Job Postings,

•	Resume Database Access,

•	Hiring Campaign Marketing and Advertising,

•	Research on Products and Services and

•	Employment Recruitment Intelligence Compliance Assistance (ERICA).

Solutions for Advertisers

•

Advertising Campaign Services.  Our platform also enables advertisers to target and reach large audiences of diverse professionals and connect them to relevant products and services. We assist advertisers in building campaigns and provide other creative services. Our branding and marketing platform employs email marketing, social media, search engines, traffic aggregators and strategic partnerships.

Our Competitive Strengths

We believe the following elements give us a competitive advantage to accomplish our mission:

•

Dedicated Focus on Diverse Professionals.  We believe that our focus on providing career opportunities for diverse professionals differentiates us from other online social networking websites, such as MySpace and Facebook. We believe our websites have a decidedly career-oriented feel and utility when compared with other online social networking websites. We believe that users prefer to manage their professional and social identities and contacts separately. While other online professional networking websites, such as LinkedIn Corporation, or LinkedIn, also have a professional focus, we are singularly focused on diverse professionals in the United States.

•

Platform That Harnesses the Power of Web Socialization.  We believe that our membership base will continue to grow virally and that our platform will be an increasingly powerful tool to enable our members to leverage their connections and shared information for the collective benefit of all of the participants on our platform. We believe that we are the first online professional network to focus on the diversity recruitment sector, and further believe that we are currently the largest company in this niche based on the number of members and unique visitors in our iHispano and AMightyRiver networks.

•

Large and Diverse Membership Base.  We believe that iHispano.com is the largest United States online professional network catering to Hispanic-American professionals based on the number of members, visits and unique visitors to the website, and AMightyRiver.com, which we believe is a leading online professional network focused on African-Americans based on the number of visits and unique visitors to the website.

•

Relationships with Strategic Partners.  We believe that our relationships with strategic partners are difficult to replicate and give us a competitive advantage in the networking opportunities, career tools and resources we can offer to our members, as well as the diverse audiences we can access for employers and advertisers.

•	Relationships with Professional Organizations. Our team has experience working with multicultural professional organizations such as The Association of Latino Professionals in Finance and Accounting.

•

Customized Technology Platform. Our technology platform has been custom-designed and built to facilitate networking engagement and job seeking. We believe that it would be costly and time consuming for a new entrant in the online professional networking space to replicate a technology platform with comparable functionality.

Our Key Metrics

We monitor several key metrics, including our number of members, unique visitors and visits, in order to assess our business, identify challenges and opportunities, produce financial forecasts, formulate strategic plans and make business decisions.

	As at December 31
	2011	2010	2009
iHispano.com Members	1,116,790	667,499	234,572
AMightyRiver.com Members	606,844	339,915	80,283
Members in Our Other Networks	18,590	152	-

Total Members Across Our Networks	1,742,224	1,007,566	314,855

For a description of how we calculate each of our key metrics, see “Business — Key Metrics.”

We believe the number of members is a key indicator of the growth of our online network and our ability to monetize the benefits resulting from such growth to the businesses and professional organizations to which we sell recruitment and marketing solutions. To date, our member base has, in large part, grown virally through users and members who invite colleagues and peers to join their network. Growth in our member base depends, in part, on our ability to successfully develop and market our solutions to professionals who have not yet become members of our network.

	Annual Total
	For the year ending December 31
	2011	2010	2009
Unique Visitors to iHispano.com	4,711,780	4,580,489	3,488,075
Unique Visitors to AMightyRiver.com	3,632,160	2,840,572	1,953,152
Unique Visitors to Our Other Networks	209,941	1,264	-

Total Unique Visitors Across Our Networks	8,553,881	7,422,325	5,441,227

Visits to iHispano.com	6,107,939	6,516,086	4,746,758
Visits to AMightyRiver.com	4,844,004	3,892,309	2,593,147
Visits to Our Other Networks	247,185	5,946	-

Total Visits Across Our Networks	11,199,128	10,414,359	7,339,905

We view visits and unique visitors as key indicators of growth in our brand awareness among users and whether we are providing our members with useful products and features. The unique visitor metric reflects our ability to attract new users, which is crucial to increasing the number of our members. The visits metric indicates our ability to keep our users and members engaged. Because we believe our member base has, in large part, grown virally through users and members who invite colleagues and peers to join their network, we expect that an increase in the number of unique visitors will result in an increase in the number of members, and vice versa. We plan to make improvements to features and products that we believe will also increase visits, unique visitor and member traffic to our websites. During 2010, our websites had a total over 7 million unique visitors and over 10 million visits, respectively, which increased to over 8 million unique visitors and 11 million visits, respectively, during 2011.

Our Strategy

Our strategy for accomplishing our mission involves the following elements:

•

Launch and Acquire Additional Minority Professional Networking Websites. We believe that we can significantly expand our member base by launching our own new websites and acquiring other online professional networking websites focused on Hispanic-American and African-Americans and other diverse communities.

•

Employ Marketing Campaigns that Increase Traffic and Membership. We believe that we can increase our users and members through enhanced marketing efforts, such as media conferences, sponsored events, email marketing and ongoing search engine optimization.

•	Grow Revenue from Consumer Advertising. We plan to build a sales and marketing team that can focus on selling our advertising.

•

Grow our Recruitment Platform. We plan on investing in our recruitment platform by adding additional products and services in order to enhance the user and recruiter experience. Our product roadmap builds upon our relationship recruitment platform.

•

Strengthen and Develop Relationships with Strategic Partners. We are working to strengthen our relationships with existing strategic partners and develop new relationships with online networking websites and professional organizations, with a view toward increasing traffic to our websites and broadening our base for membership and our hiring and marketing solutions.

•	Hire Strategically. We intend to hire experienced individuals in sales, marketing and technology.

•

Add Functionality to Increase Member Value and Generate Revenue. We are working to enhance the functionality of our websites, improve our applications, tools and resources and more efficiently and effectively utilize information captured on our websites.

Risks Associated with Our Business

Our business is subject to a number of risks discussed under the heading “Risk Factors” and elsewhere in this prospectus, including, but not limited to, the following:

•

Our revenues are highly dependent on two customers, both of which have an exclusive arrangement with us, and the loss of either major customer would materially and adversely affect our business, operating results and financial condition.

•

We have a limited operating history in the online professional networking business, which is a new and unproven market, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful. Our business and prospects must be considered in light of the significant risks, expenses, and difficulties frequently encountered by Internet companies, especially those dedicated to the social and/or online professional network sector, in their early stage of development.

•	We expect to face increasing competition in the market for online professional networks from other professional or social networking websites and Internet search companies, among others.

•

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could materially harm our business.

•

Our directors, executive officers and significant stockholders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

You should carefully consider these factors, as well as all of the other information set forth in this prospectus, before making an investment decision.

Company Information

Prior to the commencement of this offering, we will restructure by reorganizing into a Delaware corporation. Our principal executive offices are located at 150 North Wacker Drive, Suite 2360, Chicago, Illinois 60606. Our telephone number is (312) 827-6440, and our corporate website is www.profusional.com. The information contained in or connected to our corporate website, and the websites of our online networks, including iHispano.com, AMightyRiver.com, WomensCareerChannel.com, ACareers.net, OutPro.net, Military2Career.com and ProAble.net are not incorporated by reference into, and should not be considered part of, this prospectus.

iHispano®, AMightyRiver.com, WomensCareerChannel.com, ACareers.net, OutPro.net, Military2Career.com and ProAble.net and other intellectual property and trademarks or service marks of Professional Diversity Network appearing in this prospectus are our property. Trade names, trademarks and service marks of other companies appearing in or incorporated by reference into this prospectus are the property of the respective holders.

The Offering

Price per share of common stock offered by us	We currently estimate that the initial public offering price will be between $[ ] and $[ ] per share.

Common stock offered by us	[ ] shares

Common stock outstanding prior to

this offering	[ ] shares

Common stock to be outstanding

immediately after this offering	[ ] shares

Use of Proceeds	We expect the net proceeds to us from this offering will be approximately $[ ] million, after deducting the estimated underwriting discounts and commissions, the underwriter’s accountable expense reimbursement of up to 1.5% of the gross proceeds from the sale of the firm shares and estimated offering expenses, assuming an initial public offering price of $[ ] per share, the midpoint of the range on the front cover of this prospectus. We intend to use the net proceeds from the shares we are offering for working capital and general corporate purposes, including further expansion of our product development and sales force, potential acquisitions and for capital expenditures. We currently have no plans, agreements or commitments with respect to any material acquisitions or investments in other companies. See “Use of Proceeds” on page [ ] of this prospectus.

Over-allotment option	We have granted the underwriter an option for a period of 45 days to purchase, on the same terms and conditions set forth above, up to an additional shares to cover over-allotments.

Underwriter’s Warrant	In connection with this offering, we have also agreed to issue to the underwriter, for $100, a warrant to purchase up to [ ] shares of our common stock, or 5% of the shares offered by this Prospectus (not including shares sold, if any, pursuant to the over-allotment option). If the underwriter exercises the warrant, each share of our common stock may be purchased for $ per share (which is 125% of the price per share of our common stock offered by this prospectus).

Lock Up Agreements	The Company’s directors and officers and any other holder of outstanding shares of our common stock will enter into customary “lock-up” agreements in favor of the underwriter pursuant to which such persons and entities will agree, for a period of 180 days from the closing date of this offering, that they will be subject to a lock-up agreement prohibiting any sales, transfers or hedging transactions of any securities of the company owned by them without the underwriter’s prior written consent.

Nasdaq Capital Market Listing	We have applied for the listing of our common stock on the Nasdaq Capital Market under the symbol “[ ];” however, no assurance can be given that such listing will be approved.

Conversion of insider debt to equity	Immediately prior to the consummation of this offering, certain of our affiliates will convert promissory notes in the aggregate principal amount of $1,520,819 owed to them by the company, into shares of common stock at a price per share equal to the offering price. Such shares will be subject to a lockup agreement entered into with the underwriter in connection with this offering and may not be sold until the expiration of such lock-up agreement.

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” on page [ ] of this prospectus.

Concurrently with the offering conducted pursuant to this prospectus, we are offering up to [—] shares of common stock in a directed share offering under our newly established Customer Stock Ownership Plan, or “CSOPTM” that is primarily designed for our members and other individual investors using the proprietary web and social media platform of LOYAL3 Labs, Inc. and brokerage and other services of LOYAL3 Securities, Inc. We reserve the right to terminate the directed share offering under our Customer Stock Ownership Plan in our absolute discretion.

Outstanding Shares

The number of shares of our common stock that will be outstanding immediately after this offering is based on [                ] shares outstanding as of the date of this prospectus and excludes:

•

[                ] additional shares of common stock reserved and available for future issuances under our 2012 Equity Compensation Plan (the “2012 Equity Plan”) which we intend to adopt prior to the commencement of the offering; and

•

[                ] shares of common stock issuable upon exercise of warrants to be issued to the underwriter in connection with this offering that will remain outstanding after this offering at an exercise price equal to 125% of the initial public offering price.

Unless otherwise indicated, this prospectus:

•

assumes the completion of the company’s reorganization, pursuant to which each holder of an outstanding membership interest in the company will contribute to the company all of the right, title and interest in and to such holder’s entire ownership interest in the company in exchange for a proportionate number of shares of common stock of the company immediately after conversion into a Delaware corporation;

•	assumes no shares of our common stock are purchased in a directed share offering under our newly established Customer Stock Ownership Plan;

•	assumes an initial public offering price of $[ ] per share, the midpoint of the estimated initial public offering price range, set forth on the cover page of this prospectus; and

•	assumes no exercise of the underwriter’s option to purchase up to an additional [ ] shares of our common stock.

Summary Financial Data

The following tables summarize our financial data. We have derived the statements of operations data for the years ended December 31, 2011 and 2010 from our audited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be experienced in the future. You should read this data in conjunction with “Summary Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes, all included elsewhere in this prospectus.

	Year Ended December 31, (audited)
	2011	2010
Revenues:
Recruitment services	$4,000,000	$4,000,000
Consumer advertising and consumer marketing solutions	1,569,342	384,654

Total revenues	5,569,342	4,384,654

Costs and expenses:
Cost of services	817,254	722,003
Sales and marketing	1,021,839	657,811
General and administrative	723,093	897,221
Depreciation and amortization	108,592	88,030

Total costs and expenses	2,670,778	2,365,065

Income from operations	2,898,564	2,019,589

Other income (expense)
Interest and other income	17,540	17,403
Interest expense	(170,452)	(171,685)

Other expense, net	(152,912)	(154,282)

Net income	$2,745,652	$1,865,307

Pro forma net income per common share(1):
Basic and diluted
Shares used in computing pro forma net income per share(1)
Basic and diluted

(1)

Unaudited pro forma basic and diluted income per share will be computed by dividing net income for each period by the shares of common stock to be issued following our conversion from a limited liability company to a corporation concurrent with the closing of this offering. Such shares will be assumed to be outstanding for all periods presented. There will be no potentially dilutive securities. There is no other impact to the financial statements as a result of reorganizing from a limited liability company to a corporation, because our historical financial statements have included a provision for income taxes and related deferred income taxes.

	December 31, 2011
	Actual	Pro forma as adjusted(1)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$2,254,431	$
Working capital	3,829,383
Total assets	5,180,531
Notes payable	1,491,488
Total stockholders’ equity	$3,284,369	$

(1)	Pro forma as adjusted to reflect the sale of [ ] shares of our common stock in this offering at an assumed initial public offering price of $[ ] per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $[ ] per share would increase or decrease pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by $[ ] million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk Factors

Investing in our common stock involves a great deal of risk. You should carefully consider the following information about risks, together with the other information contained in this prospectus, before making an investment in our common stock. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows and financial condition could be materially harmed. In any such case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Strategy

Our revenues are highly dependent on two customers, both of which have an exclusive arrangement with us, and the loss of either major customer would materially and adversely affect our business, operating results and financial condition.

Two of our customers, Monster and Apollo, accounted for 72% and 20%, respectively, of our total revenues for the year ended December 31, 2011 and 91% and 0%, respectively, of our total revenues for the year ended December 31, 2010. As a result of our reliance on a limited number of customers, we could face pricing and other competitive pressures which may have a material adverse effect on our business, operating results and financial condition. Pursuant to our exclusive agreement with Monster, we post the job opportunities of certain employers that work with Monster on our websites and on the websites of diverse professional organizations with which we have cross-posting agreements. Our agreement with Monster provides that we may not compete directly or indirectly with Monster, and therefore, our ability to generate recruitment revenues from other sources is severely limited. Our agreement with Monster expires on December 31, 2012 and renews automatically for successive one-year terms, unless either party delivers a notice of non-renewal with 60 days’ prior notice. Our agreement with Monster also provides that Monster shall have the right to enter into job referral arrangements with other professional diversity networks in the event that we do not meet the target for the minimum number of applicants to job postings for a specified period of time, as set forth in the agreement with Monster.

Our ability to expand services and revenue in the recruitment space is limited by its exclusivity arrangement with Monster and, accordingly, our success and revenue in this key area of our business is tied to the success and growth of Monster.

Under our exclusive agreement with Apollo, we may not perform advertising services for any other institution of higher education, whether for-profit or non-profit, other than Apollo. Because we have an exclusivity arrangement with Apollo, our growth in this area of revenue is therefore dependent on the volume of students interested in, and the success of, Apollo’s University of Phoenix. Our agreement with Apollo may be terminated by either party upon 30 days’ written notice and expires on September 12, 2012.

There can be no assurance that Monster or Apollo or we will continue to renew these agreements, or that the terms of such renewal will be acceptable to us. In addition, there are a number of factors, including those that are not within our control, that could cause the agreements with Monster or Apollo not to be renewed. For example, Monster recently announced that it has retained Stone Key Partners LLC and Bank of America Merrill Lynch as financial advisors in connection with its review of strategic alternatives, which ultimately may result in non-renewal of our agreement. Alternatively, Monster or Apollo may face financial difficulties and may not be able to pay for our services, or Monster or Apollo may develop its own diversity platform that would replace or compete with us. Furthermore, if Monster or Apollo seeks to negotiate its agreement with us on terms less favorable to us and we accept such unfavorable terms, or if we seek to negotiate better terms, but are unable to do so, then our business, operating results and financial condition would be materially and adversely affected. In addition, our customer concentration may subject us to perceived or actual leverage that our customers may have given their relative size and importance to us.

In the event Monster or Apollo does not renew our agreements on terms favorable to us, our business, operating results and financial condition would be materially and adversely affected and we will require substantial human and capital resources to generate other sources of revenue, and if we are unable to generate other sources of revenue, our business may fail.

We have a limited operating history in the online professional networking business, which is a new and unproven market, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We began our operations in the online professional diversity networking business in 2007, and therefore, we have a limited operating history in that business, which is a new and unproven market that may not develop as expected, if at all. This limited operating history makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we encounter in this rapidly evolving market. These risks and difficulties include our ability to, among other things:

•	retain agreements on acceptable terms to us with two key strategic partners that generate almost all of our revenue;

•	increase our number of members and visitors and their engagement;

•	avoid interruptions or disruptions in our service or slower than expected website load times;

•	avoid unauthorized or unlawful attacks, intrusions or other access to our systems and to the member data;

•	develop and maintain a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased member usage, as well as the deployment of new features and products;

•

responsibly use the data that our members share with us to provide solutions that make our members more successful and productive and that are critical to the hiring and marketing needs of enterprises and professional organizations;

•	increase revenue from the solutions we provide;

•	continue to earn and preserve our members’ trust with respect to their professional reputation and information;

•	process, store and use personal data in compliance with governmental regulation and other legal obligations related to privacy and data security;

•	successfully compete with other companies that are currently in, or may in the future enter, the online professional network space;

•	hire, integrate and retain talent; and

•	successfully expand our business.

The market for online professional diversity networks may not develop as we expect, or we may fail to address the needs of this market. We may not be able to successfully address these risks and difficulties or others, including those described elsewhere in these risk factors. Failure to adequately address these risks and difficulties would materially and adversely affect our business, operating results and financial condition.

We expect to face increasing competition in the market for online professional networks from social networking websites and Internet search companies, among others.

We face significant competition in all aspects of our business, and we expect such competition to increase, particularly in the market for online professional networks.

Our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established online professional network companies, such as LinkedIn, may focus on the online diversity professional networking market and could directly compete with us. Rival companies or smaller companies, including application developers, could also launch new products and services that compete with us and that could gain market acceptance quickly. Individual employers have and may continue to create and maintain their own network of diverse candidates.

We also expect that our existing competitors will focus on professional diversity recruiting. A number of these companies may have greater resources than we do, which may enable them to compete more effectively. For example, our competitors with greater resources may partner with wireless telecommunications carriers or other Internet service providers that may provide Internet users, especially those that access the Internet through mobile devices, incentives to visit our competitors’ websites. Such tactics or similar tactics could decrease the number of our visits, unique visitors and number of users and members, which would materially and adversely affect our business, operating results and financial condition.

Additionally, users of online social networks, such as Facebook, may choose to use, or increase their use of, those networks for professional purposes, which may result in those users decreasing or eliminating their use of our specialized online professional network. Companies that currently do not focus on online professional diversity networking, such as LinkedIn, could also expand their focus to diversity networking. A current strategic partner, Monster, may develop its own proprietary online diversity network and compete directly against us. To the extent Monster terminates its relationship with us and develops its own network or establishes alliances and relationships with others, our business, operating results and financial condition could be materially harmed. Finally, other companies that provide content for professionals could develop more compelling offerings that compete with us and adversely impact our ability to keep our members, attract new members or sell our solutions to customers.

We process, store and use personal information and other data, which subjects us to governmental regulation, enforcement actions and other legal obligations or liability related to data privacy and security, and our actual or perceived failure to comply with such obligations could materially harm our business.

We receive, store and process personal information and other member data, and we enable our members to share their personal information with each other and with third parties. There are numerous federal, state, local and foreign laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other member data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and adhere to the terms of our privacy policies and privacy-related obligations to third parties (including voluntary third-party certification bodies such as TRUSTe). We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other member data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our members and customers to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties we work with, such as customers, vendors or developers, violate applicable laws or our policies, such violations may also put our members’ information at risk and could in turn have an adverse effect on our business.

The effect of significant declines in our ability to generate revenue may not be reflected in our short-term results of operations.

We recognize revenue from sales of our hiring solutions over the term of an agreement, which is typically 12 months. As a result, a significant portion of the revenue we report in each quarter is generated from agreements entered into during previous quarters. Consequently, an adjustment or non-renewal of our agreement with Monster, or a termination or decline in purchase orders pursuant to our agreement with Apollo, in any one quarter may not significantly impact our revenue in that quarter but will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in our ability to generate revenue may not be reflected in our short-term results of operations.

Our growth strategy may fail as a result of ever-changing social trends.

Our business is dependent on the continuity of certain social trends, some of which may stop abruptly. In particular, increased privacy concerns may jeopardize the growth of online social and professional network websites. Furthermore, it is possible that people may not want to identify in online social or professional networks with a focus on diversity at all. Or alternatively, people who belong to more than one diversity group (such as Hispanic-American females, among others) may not be drawn to our websites, which singularly focus on one specific diversity group. Our strategy may fail as a result of these changing social trends, and if we do not timely adjust our strategy to adapt to changing social trends, we will lose members, and our business, operating results and financial condition would be materially and adversely affected.

The regulatory environment favorable to promoting diversity in the workplace may change.

Federal and state laws and regulations require certain companies engaged in business with governmental entities to report and promote diverse hiring practices. Repeal or modification of such laws and regulations could decrease the incentives of employers to actively seek diverse employee candidates through networks such as ours and materially affect our revenues.

We face risks relating to developing technology.

The market for our products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require continuous improvement in the performance, features and reliability of our Internet content, particularly in response to competitive offerings. We may not be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new technologies or standards (including several different mobile and smart phone operating systems) could require us to make substantial expenditures to modify or adapt our websites, applications and services. Each manufacturer or distributor of a mobile device or smart phone may establish unique technical standards for its devices, and our products and services may not work or be viewable on these devices as a result. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of such devices. If we are slow to develop products and technologies that are compatible with such devices, we might fail to capture a significant share of an increasingly important portion of the market for our products and services.

New Internet services or enhancements that we have offered or may offer in the future may contain design flaws or other defects that could require expensive modifications or result in a loss our clients’ or our members’ confidence. Any disruption in Internet access or in the Internet generally or slower response times or system failures may also result from straining the capacity of our software, hardware or network infrastructure. To the extent that we do not effectively address any capacity constraints or system failures, such consequences would materially and adversely affect our business, financial condition and operating results.

Furthermore, technological developments may render the services that we currently provide obsolete. If we fail to keep pace with technological advancement, we will not meet ever-changing consumer tastes and preferences, or the needs of the marketplace.

Trends that could have a critical impact on our success include:

•	rapidly changing technology in online recruiting;

•	evolving industry standards relating to online recruiting;

•	developments and changes relating to the Internet and mobile devices;

•	evolving government regulations;

•

increased governmental oversight and enforcement actions, and private actions (including class actions) concerning privacy and security of consumer personal information and use of data collected through social media or the like for targeted or behavioral advertising or online tracking;

•	competing products and services that offer increased functionality;

•	changes in employer and job seeker requirements; and

•	evolving industry standards and regulations concerning transactions conducted over the Internet.

Failure to evolve with developing technology would materially and adversely affect our business, financial condition and operating results.

We rely heavily on our information systems and if our access to this technology is impaired, or we fail to further develop our technology, our business could be significantly harmed.

Our success depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information, including our database of our members. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our information systems to evolving industry standards and to improve the performance and reliability of our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively would materially and adversely affect our business, financial condition and operating results.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our websites are accessible within an acceptable load time.

An element that is key to our continued growth is the ability of our members and other users that we work with to access any of our websites within acceptable load times. We call this website performance. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our websites simultaneously, and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these website performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our website performance, especially during peak usage times and as our solutions become more complex and our user traffic increases. If any of our websites are unavailable when users attempt to access it or does not load as quickly as they expect, users may seek other websites to obtain the information or services for which they are looking, and may not return to our websites as often in the future, or at all. This would negatively impact our ability to attract members and other users and increase engagement on our websites. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, operating results and financial condition may be materially and adversely affected. We have implemented a disaster recovery program, maintained by a third party vendor, which allows us to move production to a back-up data center in the event of a catastrophe. Although this program is functional, it does not yet provide a real-time back-up data center, so if our primary data center shuts down, there will be a period of time that such website will remain shut down while the transition to the back-up data center takes place.

Our systems are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks and similar events. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services.

We do not carry business interruption insurance or cyber security insurance. Therefore, we will not be compensated by third party insurers in the event of service interruption or cyber attack, and we face the risk that our business may never recover from such an event.

If our security measures are compromised, or if any of our websites are subject to attacks that degrade or deny the ability of members or customers to access our solutions, members and customers may curtail or stop use of our solutions.

Our solutions involve the storage and transmission of members’ and customers’ information, some of which may be private or personally identifiable, and security breaches could expose us to a risk of loss, alteration or corruption of this information, which could result in potential liability (including regulatory fines or penalties) and litigation. Like all websites, our websites are vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other attacks and similar disruptions from unauthorized use of or access to our computer systems, any of which could lead to interruptions, delays, or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. If we experience compromises to our security that result in website performance or availability problems, the complete shutdown of our websites, or the loss or unauthorized disclosure of confidential information, our members or customers may lose trust and confidence in us, and decrease the use of our websites or stop using our websites in their entirety. Further, outside parties may attempt to fraudulently induce employees, members or customers to disclose sensitive information in order to gain access to our information or our members’ or customers’ information. Because the methods used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address these methods or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new members and increase engagement by existing members, cause existing members to close their accounts or existing customers to cancel their contracts, subject us to lawsuits, regulatory fines or other action or liability, thereby materially and adversely affecting our reputation, our business, operating results and financial condition.

The reported number of our members is higher than the number of actual individual members, and a substantial majority of our visits are generated by a minority of our members.

The reported number of members in our networks is higher than the number of actual individual members because some members have multiple registrations, other members have died or become incapacitated, and others may have registered under fictitious names. Given the challenges inherent in identifying these accounts, we do not have a reliable system to accurately identify the number of actual members, and thus we rely on the number of members as our measure of the size of our networks. Further, a substantial majority of our members do not visit our websites on a monthly basis, and a substantial majority of our visits are generated by a minority of our members. If the number of our actual members does not meet our expectations or we are unable to increase the breadth and frequency of our visiting members, then our business may not grow as fast as we expect, which would materially and adversely affect our business, operating results and financial condition.

If our members’ profiles are out-of-date, inaccurate or lack the information that users and customers want to see, we may not be able to realize the full potential of our networks, which could adversely impact the growth of our business.

If our members do not update their information or provide accurate and complete information when they join our networks or do not establish sufficient connections, the value of our networks may be negatively impacted because our value proposition as professional networks and as a source of accurate and comprehensive data will be weakened. For example, customers of our hiring solutions may not find members that meet their qualifications or may misidentify a candidate as having such qualifications, which could result in mismatches that erode customer confidence in our solutions. Similarly, incomplete or outdated member information would diminish the ability of our marketing solutions customers to reach their target audiences and our ability to provide research data to our customers. Therefore, we must provide features and products that demonstrate the value of our networks to our members and motivate them to contribute additional, timely and accurate information to their profile and our networks. If we fail to successfully motivate our members to do so, our business, operating results and financial condition could be materially and adversely affected.

Public scrutiny of Internet privacy issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current products and solutions to our members and customers, thereby materially harming our business.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet have recently come under increased public scrutiny. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain on-line tracking and targeted advertising practices. In addition, various government and consumer agencies have also called for new regulation and changes in industry practices.

Our business could be adversely affected if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current business practices or that require changes to these practices, the design of our websites, products, features or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to use the data that our members share with us in accordance with each of our websites’ privacy policies and terms of use. Therefore, our business, operating results and financial condition could be materially and adversely affected by any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of data our members choose to share with us, or regarding the manner in which the express or implied consent of consumers for such use and disclosure is obtained. Such changes may require us to modify our products and features, possibly in a material manner, and may limit our ability to develop new products and features that make use of the data that our members voluntarily share with us.

Our business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing and which could subject us to claims or otherwise materially harm our business.

We are subject to a variety of laws and regulations in the United States, including laws regarding data retention, privacy and consumer protection, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject. See the discussion included in “Government Regulation” beginning on page [    ] of this prospectus.

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions, which would materially and adversely affect our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could materially harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could materially and adversely affect our business, financial condition and results of operations.

The existing global economic and financial market environment has had, and may continue to have, a negative effect on our business and operations.

Demand for our services is sensitive to changes in the level of economic activity. Many companies hire fewer employees when economic activity is slow. Since the financial crisis in 2008, unemployment in the U.S. has increased and hiring activity has been limited. If the economy does not fully recover or worsens, or unemployment remains at high levels, demand for our services and our revenue may be reduced. In addition, lower demand for our services may lead to lower prices for our services.

The volatility in global financial markets may also limit our ability to access the capital markets at a time when we would like, or need, to raise capital, which could have an impact on our ability to react to changing economic and business conditions. Accordingly, if the economy does not fully recover or worsens, our business, results of operations and financial condition would be materially and adversely affected.

We expect our operating results to fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet the expectations of securities analysts or investors.

Our revenue and operating results could vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance because of a variety of factors, some of which are outside of our control. Any of these events could cause the market price of our common stock to fluctuate. Factors that may contribute to the variability of our operating results include:

•	the extent to which existing customers terminate or renew their agreements with us and the timing and terms of those renewals;

•	the unproven nature of our business model;

•	the cost of investing in our technology infrastructure may be greater than we anticipate;

•	our ability to increase our member base and member engagement;

•	our ability to attract additional customers for our solutions or negotiate better fees for our solutions with existing clients;

•	our ability to increase sales of our products and solutions to new customers and expand sales of additional products and solutions or negotiate better fee arrangements with our existing customers;

•	disruptions or outages in our websites’ availability, actual or perceived breaches of privacy, and compromises of our member data;

•	the entrance of new competitors in our market, whether by established companies or the entrance of new companies;

•	changes in our pricing policies or those of our competitors;

•

macroeconomic changes, in particular, deterioration in labor markets, which would adversely impact sales of our hiring solutions, or economic growth that does not lead to job growth (for instance increases in productivity);

•	the timing and costs of expanding our sales, marketing and customer service organization and delays or inability in achieving expected productivity;

•	the size and seasonal variability of our customers’ recruiting and marketing budgets;

•	the impact of acquisitions or other business development activities; and

•	general industry and macroeconomic conditions.

Given our limited operating history and the rapidly evolving market of online professional networks, our historical operating results may not be useful to you in predicting our future operating results. We expect that our business will experience cyclicality and seasonality and may in the future cause our operating results to fluctuate. In particular, we expect sales of hiring solutions to be weaker in the first quarter of the year due to budgetary cycles and sales of our marketing solutions to be weaker in the third quarter of the year as Internet usage during the summer months generally slows.

We may seek to acquire or merge with other businesses, which exposes us to certain risks.

Although we currently do not have plans to acquire or merge with other businesses and have not identified any potential targets, we may, from time to time, explore opportunities to acquire or consolidate some of the companies in our industry. Depending on the nature of the acquired entity or operations, integration of acquired operations into our present operations may present substantial difficulties. Even where material difficulties are not anticipated, there can be no assurance that we will not encounter such difficulties in integrating acquired operations with our operations, which may result in a delay or the failure to achieve anticipated synergies, increased costs and failures to achieve increases in earnings or cost savings. The difficulties of combining the operations of acquired companies may include, among other things:

•	possible conflicts and inconsistencies in information technology, or IT, infrastructures, which could make it costly or impossible to integrate our IT with the IT of our target;

•	possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between us and an acquired entity;

•	difficulties in the retention of existing customers and attraction of new customers;

•	difficulties in retaining key employees;

•	the identification and elimination of redundant and underperforming operations and assets;

•	diversion of management’s attention from ongoing business concerns;

•	the possibility of tax costs or inefficiencies associated with the integration of the operations; and

•	loss of customer goodwill.

For these reasons, we may fail to successfully complete the integration of an acquired entity, or to realize the anticipated benefits of the integration of an acquired entity. Actual cost savings and synergies which may be achieved from an acquired entity may be lower than we expect and may take a longer time to achieve than we anticipate. Also, there may be overlap of users and such members of an acquired entity and one of our websites that would adversely affect anticipated benefits from such acquisition. One or more of such acquisition-related risks, if realized, could have a material and adverse effect on our business, operating results and financial condition.

Our revenue growth rate may decline as our costs increase and we may not be able to maintain our profitability over the long term.

From 2010 to 2011, our net revenue grew from approximately $4.4 million to $5.6 million, which represented a year over year increase of 27%. In the future, even if our net revenue continues to increase, our revenue growth rate may decline over time, and we may not be able to generate sufficient revenue to sustain our profitability. We also expect our costs to increase in future periods, which could negatively affect our future operating results. In particular, in 2012, our strategy is to continue to invest for future growth and we will incur additional expenses associated with being a publicly traded company, and as a result we may not be profitable in 2012. In particular, we expect to continue to expend substantial financial and other resources on:

•	our technology infrastructure, including website architecture, development tools scalability, availability, performance and security, as well as disaster recovery measures;

•	product development, including investments in our product development team and the development of new features;

•	sales and marketing; and

•	general administration, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results and financial condition will be harmed. If we fail to effectively manage our growth, our business and operating results could be materially harmed.

If we do not effectively manage the growth of our business and operations, the quality of our solutions could suffer, which could materially and adversely affect our business, financial condition and results of operations. Further, we have made changes in the past, and will in the future make changes, to our features, products and services that our members or customers may not like, find useful or agree with. We may also decide to discontinue certain features, products or services, or charge for certain features, products or services that are currently free or increase fees for any of our features, products or services. If members or customers are unhappy with these changes, they may decrease their engagement on our websites, or stop using features, products or services or the websites generally. They may, in addition, choose to take other types of action against us such as organizing petitions or boycotts focused on our company, our websites or any of our services, filing claims with the government or other regulatory bodies, or filing lawsuits against us. Any of these actions could materially harm our business including, negatively affecting our member growth and engagement and our brand. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures by, among other things:

•	improving our information technology infrastructure to maintain the effectiveness of our solutions;

•

enhancing information and communication systems to ensure that our employees and offices are well-coordinated and can effectively communicate with each other and our growing base of members, enterprises, professional organizations and other users;

•	enhancing our internal controls to ensure timely and accurate reporting of all of our operations; and

•	appropriately documenting our information technology systems and our business processes.

These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these improvements effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to publicly reporting companies will be impaired.

Our business depends on strong brands, and any failure to maintain, protect and enhance our brands would hurt our ability to retain or expand our base of members, enterprises and professional organizations, or our ability to increase their level of engagement.

We believe we have developed strong brands, particularly “iHispano” and “A Mighty River,” that we believe have contributed significantly to the success of our business. Maintaining, protecting and enhancing our brands is critical to expanding our base of members, advertisers, corporate customers and other strategic partners and users, and increasing their engagement with our websites, and will depend largely on our ability to maintain member trust, be a technology leader and continue to provide high-quality solutions, which we may not do successfully. An inability to successfully maintain strong brands would materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully halt the operations of websites that aggregate our data as well as data from other companies, including social networks, or copycat websites that have misappropriated our data in the past or may misappropriate our data in the future.

From time to time, third parties may misappropriate our data through website scraping, robots or other means and aggregated this data on their websites with data from other companies. We may not be able to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may not be adequate to protect us against such websites. Regardless of whether we can successfully enforce our rights against these websites, any measures that we may take could require us to expend significant financial or other resources.

Failure to protect or enforce our intellectual property rights could materially harm our business and operating results.

We regard the protection of our intellectual property as critical to our success. In particular, we must maintain, protect and enhance our brands. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. In the ordinary course, we enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information and customized technology platform. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States. Effective trade secret, copyright, trademark, trade dress, domain name and patent prosecution is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We are seeking to protect our trademarks and domain names, a process that is expensive and may not be successful or which we may not pursue in every location.

Litigation may be necessary to enforce our intellectual property rights, protect our respective trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may incur significant costs in enforcing our trademarks against those who attempt to imitate our brands. If we fail to maintain, protect and enhance our intellectual property rights, our business, operating results and financial condition would be materially and adversely affected.

We may in the future be subject to legal proceedings and litigation, including intellectual property and privacy disputes, which are costly to defend and could materially and adversely affect our business results or operating and financial condition.

We may be party to lawsuits in the normal course of business. Litigation in general is often expensive and disruptive to normal business operations. We may face in the future, allegations and lawsuits that we have infringed the intellectual property and other rights of third parties, including patents, privacy, trademarks, copyrights and other rights. For example, TQP Development, LLC recently filed claims against LinkedIn, Monster and other Internet job recruitment and software companies alleging infringement of its patent covering data encryption technology. Litigation, particularly intellectual property and class action matters, may be protracted and expensive, and the results are difficult to predict. Adverse outcomes may result in significant settlement costs or judgments, require us to modify our products and features while we develop non-infringing substitutes or require us to stop offering certain features.

From time to time, we may face claims against companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our solutions, any of which would have a negative effect on our business and operating results.

Our success depends in large part upon our management and key personnel. Our inability to attract and retain these individuals could materially and adversely affect our business, results of operations and financial condition.

We are highly dependent on our management and other key employees, including our founder, Mr. Rudy Martinez and our Chief Executive Officer, Mr. Jim Kirsch. The skills, knowledge and experience of these individuals, as well as other members of our management team, are critical to the growth of our company. Our future performance will be subject to the continued successful service of members of our management and key employees. We do not maintain key man life insurance for any of the members of our management team or other key personnel. Competition for management in our industry is intense, and we may not be able to retain our management and key personnel or attract and retain new management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

Many individuals are using devices other than personal computers to access the Internet. If users of these devices do not widely adopt solutions we develop for these devices, our business could be adversely affected.

The number of people who access the Internet through devices other than personal computers, including mobile telephones, personal digital assistants, smart phones and handheld tablets or computers, has increased dramatically in the past few years and we believe this number will continue to increase. We currently have a mobile application, or app, for the iPhone and plan to build apps for other mobile devices. If we are unable to develop mobile solutions to meet the needs of our users, our business could suffer. Additionally, as new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our solutions for use on these alternative devices, and we may need to devote significant resources to the creation, support, and maintenance of such devices.

If Internet search engines’ methodologies are modified or our search result page rankings decline for other reasons, our member engagement and number of members and users could decline.

We depend in part on various Internet search engines, such as Google, Bing and Yahoo!, to direct a significant amount of traffic to our websites. Our ability to maintain the number of visitors directed to our websites is not entirely within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If search engine companies modify their search algorithms in ways that are detrimental to our new user growth or in ways that make it harder for our members to use our websites, or if our competitors’ SEO efforts are more successful than ours, overall growth in our member base could slow, member engagement could decrease, and we could lose existing members. These modifications may be prompted by search engine companies entering the online professional networking market or aligning with competitors. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our websites would materially harm our business and operating results. Our platform includes connectivity across the social graph, including websites such as Facebook, Google+, LinkedIn and Twitter. We believe our user experience is currently deeply connected across the social graph with these other networking and information sharing websites. If for any reason these websites discontinue or alter their current open platform policy it could have a negative impact on our user experience and our ability to compete in the same manner we do today.

Wireless communications providers may give their customers greater access to our competitors’ websites.

Wireless communications providers may provide users of mobile devices greater access to websites which compete with our websites at more favorable rates or at faster download speeds. This could have a material adverse effect on PDN’s business, operating results and financial condition. Creation of an unequal playing field in terms of Internet access could significantly benefit larger and better capitalized companies competing with us.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, operating results and financial condition may be materially harmed.

Risks Related to Our Common Stock and this Offering

Our directors, executive officers and significant stockholders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

We anticipate that our directors and executive officers and their affiliated entities will, in the aggregate, beneficially own [    ]% of our outstanding common stock following the completion of this offering, assuming no shares of our common stock are purchased in a directed share offering under our newly established Customer Stock Ownership Plan and the underwriter does not exercise its option to purchase additional shares. In particular, the Ladurini Family Trust, which will beneficially own [    ]%, together with Mr. Kirsch, our Chairman and Chief Executive Officer and Mr. Martinez, our Executive Vice President and founder, will beneficially own [    ]% of our outstanding common stock following the completion of this offering, together will be able to control or influence significantly all matters requiring approval by our stockholders. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and may affect the market price of our common stock. This concentration of ownership also limits the number of shares of stock likely to be traded in public markets and therefore will adversely affect liquidity in the trading of our common stock. This concentration of ownership of our common stock may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our stockholders.

There may be a limited market for investors in our industry.

There are very few publicly traded companies in the online social and professional networking and related industries at this time. In addition, other companies in our industry are in the process of going public, and others may do so in the relatively near future. Investors may have limited funds to invest in the online social and professional networking sector, and as publicly traded securities in these industries become more available, investors who have purchased or may in the future purchase securities in this sector may choose to sell our securities that they have already purchased in favor of these other companies, and/or choose to invest in other companies, including our competitors. As a result, demand for our common stock could decline, which would result in a corresponding decline in our stock price.

The market price for our securities may be subject to wide fluctuations and our common stock may trade below the initial public offering price.

The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriter, based on numerous factors, including factors discussed under the “Underwriting” section of this prospectus. This price may not be indicative of the market price of our common stock after this offering. We cannot assure you that you will be able to resell your common stock at or above the initial public offering price. The securities of technology companies, especially Internet companies, have experienced wide fluctuations subsequent to their initial public offerings, including trading at prices below the initial public offering prices. Factors that could affect the price of our common stock include risk factors described in this section. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the capital and credit markets have been experiencing volatility and disruption for more than 12 months. Starting in September 2008, the volatility and disruption have reached extreme levels, developing into a global crisis. As a result, stock prices of a broad range of companies worldwide, whether or not they are related to financial services, have declined significantly. These market fluctuations may also have a material adverse effect on the market price of our common stock. The aggregate value of the shares of common stock offered by us is relatively small and may result in relatively low trading volumes in our common stock, making it more difficult for our stockholders to sell their shares.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

We have a small public float relative to the total number of shares of our common stock that are issued and outstanding and a substantial majority of our issued and outstanding shares are currently restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers. As of [            , 2012], we have [                ] shares of common stock outstanding.

All [                ] shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. Upon the release of the underwriter’s lock-up from this

offering, expected to occur 180 days after the date of this prospectus, approximately [                ] additional shares will be eligible for sale, subject in some cases to volume and other restrictions of Rule 144 under the Securities Act. Sales of substantial amounts of our common stock in the public market following the release of lock-up restrictions or otherwise, or the perception that these sales could occur, could cause the market price of our common stock to decline.

You will experience immediate and substantial dilution in the net tangible book value of your investment and may experience further dilution in the future.

The offering price per share of common stock in this offering is substantially higher than the net tangible book value per share of our outstanding common stock prior to this offering. Consequently, when you purchase our common stock in this offering assuming an offering price per share of $[            ], the midpoint of the range listed on the front cover of this prospectus, you will incur immediate dilution of $[            ] per share.

Nasdaq may delist our common stock from quotation on its exchange which could limit investors’ ability to trade our common stock and subject our shares to additional trading restrictions.

We are seeking to list our common stock on the Nasdaq Capital Market, and we will not offer our common stock unless we are approved for listing on a national securities exchange. However, we cannot assure you that our common stock will meet the continued listing requirements to be listed on Nasdaq in the future.

If Nasdaq fails to list or delists our common stock from trading on its exchange, we could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•

a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our proposed amended and restated certificate of incorporation and bylaws that we intend to adopt prior to the consummation of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our proposed certificate of incorporation and amended and restated bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to [ ] shares of undesignated preferred stock;

•

establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors, and also specify requirements as to the form and content of a stockholder’s notice;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that our directors may be removed only for cause;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock voting in any election of directors to elect all of the directors standing for election, if they should so choose); and

•	the amendment of any of these provisions requires approval by the holders of at least two-thirds of our then outstanding common stock, voting as a single class.

These provisions may frustrate or prevent attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from this offering may be used for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or the market value of our securities. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock depends, to some extent, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Capital Market and other applicable securities rules and regulations. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could materially harm our business and operating results. We may need to hire additional employees in the future to comply with these requirements, which will increase our costs and expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be materially harmed.

We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

We are obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may have one or more material weaknesses, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting no later than for the fiscal year ending December 31, 2013. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, we are not required to obtain, from our auditors, an attestation report on our management’s assessment of our internal controls until such time as we no longer qualify as a smaller reporting company under the Exchange Act.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to evaluate and correct a material weakness in internal controls needed to comply with Section 404. The material weakness relates to our being a small company with a limited number of employees which limits our ability to assert the controls related to the segregation of duties. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more additional material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

We do not intend to pay dividends for the foreseeable future.

Following the completion of our offering, we do not intend to declare or pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Special Note Regarding Forward-Looking Statements

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•

our dependence on two customers, Monster and Apollo, with whom we have exclusive arrangements, and our ability to maintain these two customers, increase our revenues from these two customers, and develop other sources of revenue;

•	our limited operating history in a new and unproven market;

•	increasing competition in the market for online professional networks;

•	our ability to comply with increasing governmental regulation and other legal obligations related to privacy;

•	our ability to adapt to changing technologies and social trends and preferences;

•	our ability to attract and retain, a sales and marketing team, management and other key personnel;

•	our ability to obtain and maintain intellectual property protection for our intellectual property;

•	any future litigation regarding our business, including intellectual property claims;

•	general and economic business conditions; and

•	any other risks described under “Risk Factors” in this prospectus.

These factors could cause actual results to differ materially from the results anticipated by these forward-looking statements. You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all.

You should read this prospectus completely. Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future. We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

Information and management estimates contained in this prospectus concerning the online social and professional networking industries, including our general expectations and market position, market opportunity and market share, are based on publicly available information, such as published data from the U.S. Census and other research reports. The management estimates are also derived from our internal research, using assumptions made by us that we believe to be reasonable and our knowledge of the industry and markets in which we operate and expect to compete. None of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Use of Proceeds

Assuming an initial public offering price of $[            ] per share, the midpoint of the range on the front cover of this prospectus, we estimate our net proceeds from the sale of [                ] shares of our common stock in this offering will be $[ ] million, assuming no shares of our common stock are purchased in a directed share offering under our newly established Customer Stock Ownership Plan and after deducting the estimated underwriting discounts and commissions, the underwriter’s accountable expense allowance of up to 1.5% of the gross proceeds from the sale of the firm shares and estimated offering expenses payable by us.

If the underwriter exercises its option to purchase additional shares in full, we estimate that our net proceeds from this offering will be $[                ] million, after deducting the estimated underwriting discounts and commissions, the underwriter’s accountable expense allowance and estimated offering expenses payable by us. A $[            ] increase or decrease in the assumed initial public offering price of $[            ] per share would increase or decrease the net proceeds to us from this offering by $[            ] million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, the underwriter’s accountable expense allowance and estimated offering expenses payable by us.

The expected use of net proceeds from this offering represents our current intentions based upon our present plans and business conditions; however, our plans and business conditions are subject to change and there may be circumstances where a reallocation of funds is necessary. The amount and timing of our actual expenditures depend on numerous factors, including fluctuations in corporate hiring, economic conditions and availability of opportunities. Accordingly, we may change the allocation of use of these proceeds as a result of contingencies.

We intend to use the net proceeds from this offering for general corporate purposes including hiring sales and marketing personnel, working capital, hiring additional product development personnel and potential acquisitions or investments. We have no current plans, agreements or commitments with respect to any such acquisition or investment. Management will retain broad discretion in the allocation of the net proceeds of this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Dividend Policy

Following the completion of this offering, we intend to retain the net proceeds of the offering and our future earnings, if any, to finance the further development and expansion of our business and do not intend or expect to pay cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

Capitalization

The following table sets forth our capitalization as of December 31, 2011 on:

•	an actual basis;

•

on a pro forma basis to reflect the completion of our corporate reorganization where Professional Diversity Network, LLC is reorganized as a Delaware corporation and renamed Professional Diversity Network, Inc.;

•

on a pro forma basis to reflect the conversion of promissory notes in the aggregate principal amount of $1,520,819 owed to certain affiliates of the company into shares of common stock at a price per share equal to the offering price; and

•

on a pro forma as adjusted basis to reflect the receipt of the net proceeds from the sale of [                ] shares of common stock in this offering at an assumed initial public offering price of $[            ] per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions, the underwriter’s accountable expense allowance and estimated offering expenses payable by us. For the purposes of the following table, we are assuming that no shares of our common stock are purchased in a directed share offering under our newly established Customer Stock Ownership Plan. You should read this capitalization table together with our financial statements and the related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this prospectus.

As of December 31, 2011
(in thousands, except share and per share data)
	Actual		Pro forma as adjusted(1)
Stockholders’ equity:		$-		$-

[Undesignated preferred stock, $[ ] par value, [ ] shares authorized, no shares designated, issued or outstanding, actual and pro forma as adjusted]

Common stock, $[ ] par value, [ ] shares authorized, [ ] shares issued and outstanding, actual; [ ] shares authorized, issued and outstanding pro forma and pro forma as adjusted

Additional paid-in capital

Total stockholders’ equity

Total capitalization	$		$

(1)	A [$1.00] increase or decrease in the assumed initial public offering price would result in an approximately $[ ] million increase or decrease in pro forma as adjusted additional paid-in capital, pro forma as adjusted total stockholders’ equity and pro forma as adjusted total capitalization, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, the underwriter’s accountable expense allowance and estimated offering expenses payable by us.

The outstanding share information in the table above is based on the number of shares outstanding as of December 31, 2011 (the same number of shares are outstanding as of the date of this prospectus), and excludes:

•	[ ] additional shares of common stock reserved and available for future issuances under the 2012 Equity Plan; and

•

[                ] shares of common stock issuable upon exercise of warrants to be issued to the underwriter in connection with this offering that will remain outstanding after this offering at an exercise price equal to 125% of the initial public offering price.

Dilution

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of December 31, 2011, we had a net tangible book value of $[            ], or $[            ] per share of common stock on a pro forma basis giving effect to the completion of our reorganization. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less our total liabilities divided by the number of shares of common stock outstanding.

After giving effect to our sale of shares of common stock at an assumed initial public offering price of $[            ] per share, the midpoint of the range on the front cover of this prospectus, deducting the estimated underwriting discounts and commissions, the underwriter’s accountable expense allowance and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value of our common stock, as of December 31, 2011, would have been $[            ] million, or $[            ] per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $[            ] per share and an immediate dilution to new investors of $[            ] per share.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$

Historical net tangible book value per share as of December 31, 2011 on a pro forma basis giving effect to the completion of our reorganization. Pro forma increase in net tangible book value per share attributable to new investors purchasing shares in this offering

$
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $[            ] per share would increase or decrease, respectively, our pro forma as adjusted net tangible book value by $[            ] million, the pro forma as adjusted net tangible book value per share by $[            ] per share and the dilution in the net tangible book value to investors in this offering by $[            ] per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, the underwriter’s accountable expense allowance and estimated offering expenses payable by us.

The following table summarizes, as of the date of this prospectus, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $[            ] per share, the midpoint of the range on the front cover of this prospectus, and before deducting estimated underwriting discounts and commissions, the underwriter’s accountable expense allowance and offering expenses payable by us.

	Shares Purchased			Total Consideration			Weighted Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

A $1.00 increase or decrease in the assumed initial public offering price of $[            ] per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $[            ] million, assuming that the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same.

In the preceding tables, the shares of common stock outstanding exclude, as of the date of this prospectus:

•	[ ] additional shares of common stock reserved and available for future issuances under the 2012 Equity Plan;

•	[ ] shares of our common stock that may be purchased in a directed share offering under our newly established Customer Stock Ownership Plan;

•	[ ] shares of our common stock that may be purchased by the underwriter to cover over-allotments, if any; and

•

[                ] shares of common stock issuable upon exercise of warrants to be issued to the underwriter in connection with this offering that will remain outstanding after this offering at an exercise price equal to 125% of the initial public offering price.

If the underwriter exercises its option to purchase additional shares in full:

•	the number of shares of our common stock held by existing stockholders would decrease to [ ]% of the total number of shares of our common stock outstanding after this offering;

•	the number of shares of our common stock held by new investors would increase to [ ]% of the total number of shares of our common stock outstanding after this offering; and

•

our pro forma as adjusted net tangible book value at December 31, 2011 would have been $[            ] million, or $[            ] per share of common stock, representing an immediate increase in pro forma as adjusted net tangible book value of $[            ] per share of common stock to our existing stockholders and an immediate dilution of $[            ] per share to investors purchasing shares in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Summary Financial Data” and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements. Please read “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus for additional information regarding forward-looking statements used in this prospectus.

Overview

We generate revenue through two sources – (i) recruitment and (ii) advertising.

We currently generate all of our recruitment revenue through our relationship with Monster. We post job opportunities of employers through our relationship with Monster. Our agreement with Monster provides for an annual fixed fee that is subject to adjustment based on certain criteria. The flat fee may be decreased by 10% for any calendar quarter where the ratio of our job applicants to jobs posted falls below a certain threshold. The flat fee may be increased by commissions earned by the company in excess of certain thresholds. To date, the flat fee payable by Monster has not been decreased or increased for failing to meet or exceeding such thresholds.

Our agreement with Monster expires on December 31, 2012, and renews automatically for successive one-year terms. Either party to the agreement may deliver a notice of non-renewal with 60 days’ prior written notice. We offer single and multiple job postings, recruitment media, access to our resume database, talent recruitment communities, basic and premier corporate memberships, hiring campaign marketing and advertising, e-newsletter marketing and research and outreach services. Revenue under this agreement is monitored through an automated daily export of views and applications related to the postings to ensure that contract minimums are met or additional revenue is to be billed. The agreement has been in place since 2007 and has been renewed for the last 5 years.

We also earn consumer marketing and consumer advertising revenue from providing media space on its websites directly to advertisers and consumer marketers. Our business relationship with Apollo, our education partner, provides members with educational opportunities that are expected to enhance their professional potential.

We generate most of our advertising revenue from our exclusive relationship with Apollo, for which we place advertising on our websites and to whose website we direct our members to help advance their education.

Results of Operations

The following tables set forth our results of operations for the periods presented (certain items may not foot due to rounding). The period-to-period comparison of financial results is not necessarily indicative of future results.

Comparison of the Year Ended December 31, 2011 with the Year Ended December 31, 2010

	Year Ended December 31,		2010 to 2011 % change
	2011	2010
	(in thousands)
Net revenue:
Recruitment services	$4,000	$4,000	-
Consumer advertising and consumer marketing solutions	1,569	385	308

Total revenue	5,569	4,385	27.0

Operating expenses:
Cost of services	817	722	13.2
Sales and marketing	1,022	658	55.3
General and administrative	723	897	(19.4)
Depreciation and amortization	109	88	23.9

Total operating expenses	2,671	2,365	12.9

Income from operations	2,899	2,020	43.5

Other income (expense):
Interest and other income	18	17	0.8
Interest expense	(170)	(172)	(0.7)

Other expense, net	(152)	(154)	(0.9)

Net income	$2,746	$1,865	47.0%

Key Components of Our Results of Operations

Net revenue

The following tables set forth our results of operations for the periods presented as a percentage of net revenue for those periods (certain items may not foot due to rounding). The period to period comparison of financial results is not necessarily indicative of future results.

	2011	2010
Percentage of net revenue by product:
Recruitment revenue	72	91
Consumer advertising and consumer marketing solutions revenue	28	9

Total net revenue was $5,569,342, an increase of $1,184,688, or 27%, for the year ended December 31, 2011 compared to $4,384,654 for the year ended December 31, 2010. Net revenue from our recruitment solutions remained flat as our base fixed fee pursuant to our contract with Monster did not change from 2010 to 2011 and, although we continued to exceed our contract minimums, we did not exceed the number of applications required to receive additional revenue from Monster. Net revenue from our consumer advertising and consumer marketing solutions was $1,569,342, an increase of $1,184,688, or 308%, for the year ended December 31, 2011 compared to $384,654 for the year ended December 31, 2010, primarily due to revenues derived from the agreement entered into with Apollo and to a lesser extent due to an overall increase in professional hiring demand and further market penetration of our consumer advertising and consumer marketing solutions.

Operating Expenses

Cost of services expense:   Our cost of services expense for the year ended December 31, 2011 was $817,254, an increase of $95,251, or 13.2%, as compared to $722,003 for the year ended December 31, 2010. The change was primarily attributable to an increase of approximately $66,000 related to the maintenance and operation of our systems and websites, an increase of $12,000 in operations salaries and benefits and a decrease of $26,000 in our revenue sharing costs related to the number of advertisements placed on partner websites in 2011.

Sales and marketing expense:  Sales and marketing expense the year ended December 31, 2011 was $1,021,839, an increase of $364,028, or 55.3%, as compared to $657,811 for the year ended December 31, 2010. The increase primarily consisted of $223,000 of online marketing and public relations expenses related to our revenue growth in the consumer advertising and marketing solutions and a $141,000 increase in marketing salaries and benefits as we hired additional sales and marketing staff in 2011 to support our revenue growth.

General and administrative expense:  Our general and administrative expenses the year ended December 31, 2011 were $723,093, a decrease of $174,128, or (19.4)%, as compared to $897,221 for the year ended December 31, 2010. The decrease in general and administrative expense is primarily due to a decrease of $243,000 in guaranteed payments paid to one of the members (please see “Agreements with Directors and Executive Officers” for further information regarding the guaranteed payments), offset by an increase of $7,000 in personnel expenses primarily related to payroll, an increase of $29,000 as we incurred additional occupancy costs as a result of staffing increases, $17,000 of increased travel expense related to our revenue growth, $10,000 of increased office expense to support additional staff and $13,000 for increased legal and accounting services, also related to our revenue growth.

Depreciation and amortization expense:   The $21,000 increase in depreciation and amortization expense was due to a $21,000 increase in amortization expense for additions to capitalized software related to updates and enhancements to our technology platforms.

Other Expenses and Income

Interest and other income:  Interest and other income for the year ended December 31, 2011 increased $137, or 0.8%, to $17,540, as compared to $17,403 for the year ended December 31, 2010. The change was attributable to a decrease in interest income of approximately $14,000 on our cash balances due to lower interest rates and lower balances on our interest bearing accounts offset by an increase in dividend income of $13,000 on our marketable securities and cash equivalents.

Interest expense:  Interest expense relates to the interest on our notes payable to certain equity holders of the company. The decrease in that expense of $1,000, or 0.7%, to $170,452 for the year ended December 31, 2011, compared to $171,685 for the year ended December 31, 2010, was attributable to a reduction in the accrued interest balance of the note payable to one of the equity holders. Interest expense includes the amortization of a discount of $66,259 and $62,376 at December 31, 2011 and 2010, respectively, for the note pursuant to which we made a principal reduction payment. Payments on the notes were $192,000 for the years ended of December 31, 2011 and 2010.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

While our significant accounting policies are more fully described in Note 3 to our financial statements included at the end of this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and affect the more significant judgments and estimates that we use in the preparation of our financial statements.

Accounts Receivable

Our policy is to reserve for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. We periodically reviews our accounts receivable to determine whether an allowance for doubtful accounts is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Goodwill and Intangible Assets

We account for goodwill and intangible assets in accordance with Accounting Standards Codification (“ASC”) 350 Intangibles - Goodwill and Other (“ASC 350”). ASC 350 requires that goodwill and other intangibles with indefinite lives should be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

We evaluate goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows.

Pursuant to recent authoritative accounting guidance, we elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We are not required to calculate the fair value of a reporting unit unless we determine that it is more likely than not that its fair value is less than its carrying amount. If we determine that it is more likely than not that its fair value is less than its carrying amount, then we will perform the two-step goodwill impairment test. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying value exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of that goodwill. Any excess of the goodwill carrying value over the respective implied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

Capitalized Technology Costs

We account for capitalized technology costs in accordance with Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 350-40 Internal-Use Software, we capitalize certain external and internal computer software costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing and installation activities. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized software costs are amortized over the estimated useful lives of the software assets on a straight-line basis, generally not exceeding three years.

Included in capitalized software at December 31, 2011 are internal personnel costs and external costs which were properly capitalized in accordance with SoP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and/or FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.

We update our technology platform continuously, with new releases occurring approximately every 3 – 4 days. The majority of the costs incurred to create these updates are personnel costs for which we have a dedicated team of employees. A portion of the salaries & benefits for these employees are the costs that are capitalized. We continuously document all changes and enhancements made to our software platforms, track the internal hours incurred to complete such changes and enhancements and capitalize changes and enhancements that meet the criteria under SoP 98-1 or FASB Statement No. 86.

From time to time, we incur significant consulting costs and/or costs for materials that are related to major site enhancements or platform upgrades. These costs are typically 50% to 80% of our total new annual capitalized software costs. Consulting costs are also capitalized in accordance with the above pronouncements.

Revenue Recognition

Our principal sources of revenue are recruitment revenue and consumer marketing and consumer advertising revenue. Our recruitment revenue is derived from our strategic partnership agreement with Monster.

Consumer marketing and consumer advertising revenue is recognized either based upon a fixed fee for revenue sharing agreements in which payment is required at the time of posting, or billed based upon the number of impressions (the number of times an advertisement is displayed) recorded on the websites as specified in the customer agreement.

We apply the revenue recognition principles set forth in Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) 104 “Revenue Recognition” with respect to all of its revenue. Accordingly, the company records revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery of its services has occurred, (iii) fees for services are fixed or determinable, and (iv) collectability of the sale is reasonably assured.

Fair Value Measurement

U.S. GAAP establishes a hierarchal disclosure framework which ranks the “observability” of inputs used in measuring financial instruments at fair value. The observability of inputs is impacted by a number of factors, including the type of financial instruments and their specific characteristics. Financial instruments with readily available quoted prices, or for which fair value can be measured from quoted prices in active markets, generally will have a higher degree of market price observability and a lesser degree of judgment applied in determining fair value.

The three-level hierarchy for fair value measurement is defined as follows:

Level I — inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The type of financial instruments included in Level I include unrestricted securities, including equities and derivatives, listed in active markets. We do not adjust the quoted price for these instruments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level II — inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The type of financial instruments in this category includes less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities, and certain over-the-counter derivatives where the fair value is based on observable inputs.

Level III — inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately-held entities, non-investment grade residual interests in securitizations, collateralized loan obligations, and certain over-the-counter derivatives where the fair value is based on unobservable inputs. Investments in fund of funds are generally included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to any of our fair value measurements requires judgment and considers factors specific to each relevant investment where the fair value is based on unobservable inputs.

Income Taxes

Prior to reorganization, the company was a limited liability company that elected to be taxed as a partnership. As such the company’s income or loss is required to be reported by each respective member on its separate income tax returns. Therefore, no provision for income taxes has been provided in the accompanying consolidated financial statements. In accounting for uncertainty in income taxes, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The company recognizes interest and penalties on any unrecognized tax benefits as a component of income tax expense. Based on evaluation of the company’s tax positions, management believes all positions taken would be upheld under an examination.

Liquidity and Capital Resources

The following table summarizes our liquidity and capital resources as of and for each of the fiscal years ending December 31, 2011 and December 31, 2010, respectively, and is intended to supplement the more detailed discussion that follows:

	December 31,
Liquidity and Capital Resources	2011	2010
	(in thousands)
Cash and cash equivalents	$2,254	$913
Short-term investments	375	753
Working capital	3,829	2,714

Our principal sources of liquidity are our cash and cash equivalents, marketable securities and cash generated from operations. Cash and cash equivalents and short term investments consist primarily of cash on deposit with banks and investments in money market funds, corporate and municipal debt and U.S. government and U.S. government agency securities. We currently anticipate that our available funds and cash flow from operations will be sufficient to meet our operational cash needs for the foreseeable future.

	Year Ended December 31,
Cash Flow Data	2011	2010
	(in thousands)
Cash provided by (used in):
Operating activities	$2,852	$1,655
Investment activities	262	29
Financing activities	(1,772)	(1,914)

Net increase (decrease) in cash and cash equivalents	$1,342	$(230)

Cash and Cash Equivalents

The company considers cash and cash equivalents to include all short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

Restricted Cash – In connection with an operating lease agreement, the company was required to maintain a certificate of deposit in a restricted account in the amount of $45,288 at December 31, 2010. The certificate matured in 2011. Restricted cash held as security under this arrangement amounted to $0 and $45,288 at December 31, 2011 and December 31, 2010, respectively.

Net Cash Provided by Operating Activities

Net cash provided by operating activities during the year ended December 31, 2011 was $2,851,921, primarily resulting from our increased revenue and increase in operating performance. The cash flow from operations provided in 2011 was primarily due to changes in our assets and liabilities consisting of an increase in accounts receivable of $478,000, partially offset by an increase in deferred revenue of $150,000, an increase in other assets of $5,882 and an increase in accounts payable of $126,281. Accounts receivable, adjusted for deferred revenue in accounts receivable, increased approximately 20% in 2011 while our revenue grew 27%. The increase in accounts receivable and deferred revenue was due to our revenue growth in 2011 as compared to 2010. We had net income in 2011 of $2,745,652 which included non-cash depreciation and amortization of $108,592, a non-cash net loss on the sale of investments of $32,588 and non-cash interest and accretion added to our notes payable of $170,452.

Net cash provided by operating activities in the year ended December 31, 2010 was $1,655,603, primarily resulting from our increased revenues. The cash flow from operating activities in 2010 was primarily a result of changes to our assets and liabilities consisting of an increase in accounts receivable of $459,803 and a decrease in accounts payable and accrued expenses of $30,411. The increase in accounts receivable was due to our revenue growth in 2010 over 2009 and a decrease in accounts payable and accrued expenses as a result of timing of payments related to the growth of our business activities. In 2010 we had net income of $1,865,307 which included non-cash expenses for depreciation and amortization of $88,030, a non-cash gain on the sale of investments of $308 and non-cash interest and accretion added to our notes payable of $171,686.

Net Cash Provided by Investment Activities

Net cash provided by investing activities for the year ended December 31, 2011 was $262,061. The cash provided by investing activities consisted of an increase of $325,155 in the net proceeds from our investments in marketable securities and the release of restricted cash related to our operating lease of $45,288, offset by an increased investment of $92,658 in developed technology as we incur increased costs to update and enhance our websites and $15,724 for purchases of computer hardware.

Net cash provided by investing activities for the year ended December 31, 2010 was $28,654. Cash provided by investing activities included $138,320 in net proceeds from the sale and purchase of marketable securities offset by $100,277 invested in developed technology and $9,389 for purchases of computer hardware.

Net Cash Used in Financing Activities

Net cash used in financing activities was $1,772,192 for the year ended December 31, 2011. The cash used in financing activities for 2011 consisted of $1,553,292 in distributions to members of the company, $192,000 in principal payments on our notes payable to members of the company and $26,900 of our public offering costs, which were deferred.

Cash used in financing activities for the year ended December 31, 2010 was $1,914,000 and consisted of $1,722,000 in distributions to the members of the company and $192,000 of principal payments on our notes payable to members of the company.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities as defined in Regulation S-K Item 303(a)(4).

Recent Accounting Pronouncements

Recent Accounting Pronouncements - In June 2011, the Financial Accounting Standards Board (“FASB”) issued amended standards that eliminated the option to report other comprehensive income in the statement of stockholders’ equity and require companies to present the components of net income and other comprehensive income as either one continuous statement of comprehensive income or two separate but consecutive statements. The amended standards do not affect the reported amounts of comprehensive income. In December 31, 2011, the FASB deferred the requirement to present components of reclassifications of other comprehensive income on the face of the income statement that had previously been included in the June 2011 amended standard. These amended standards are to be applied retrospectively for interim and annual periods beginning after December 15, 2011. The company adopted these standards on January 1, 2012 and the adoption will not impact the company’s financial results or disclosures, but will have an impact on the presentation of comprehensive income.

In September 2011, the FASB issued amended standards to allow entities the option to first perform a qualitative assessment as to whether goodwill impairment indicators exist, before undertaking the existing two-step test. The objective of the qualitative assessment is to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not, the two-step test must still be performed. The amended standards are intended to reduce costs of evaluating annual goodwill impairment. These amended standards are to be applied for annual periods beginning after December 15, 2011, with early adoption permitted. The company elected to early adopt these standards in the year ended December 31, 2011, and the adoption did not have a material impact on the company’s financial results or disclosures.

In May 2011, the FASB issued amended standards to achieve common fair value measurements and disclosures between GAAP and International Financial Reporting Standards. The standards include amendments that clarify the intent behind the application of existing fair value measurements and disclosures and other amendments which change principles or requirements for fair value measurements or disclosures. The amended standards are to be applied prospectively for interim and annual periods beginning after December 15, 2011. The company adopted these standards on January 1, 2012 and the impact is not expected to be material to the company’s financial results or disclosures.

Business

Overview

Professional Diversity Network develops and operates online networks dedicated to serving diverse professionals in the United States. To date, we have been particularly focused on Hispanic-American and African-American professionals and recently launched additional websites dedicated to other diverse professional segments, including women, Asian-American, LGBT (lesbian, gay, bisexual and transgender), differently-abled and military professionals. We currently have more than 1.8 million members and, as of the date of this prospectus, more than 3,000 companies and organizations, including 60% of the Fortune 500 companies, have listed job postings on our websites. We have strategic partnerships with Monster, through which we post job opportunities for employers, and the University of Phoenix (through its parent company, the Apollo), which advertises on our websites. We believe that our networking platforms provide an effective means to meet the career advancement needs of diverse professionals, the employers that seek to hire them and the advertisers that seek to reach them.

Our major assets are two of our websites – iHispano.com, which we believe is the largest online professional network catering to Hispanic-American professionals in the United States, and AMightyRiver.com, which we believe is a leading online professional network focused on African-American professionals. We believe iHispano.com and AMightyRiver.com comprise the largest online professional network catering to Hispanic-American professionals and African-American professionals, respectively, because we believe iHispano.com has more members and received more visits and unique visitors than any other online diversity recruitment network focused on Hispanic-Americans, and we believe AMightyRiver.com has more members and received more visits and unique visitors than any other online diversity recruitment network focused on African-Americans. In the first quarter of 2012, iHispano.com had over 1.4 million unique visitors and over 1.7 million visits, while AMightyRiver.com had over 600,000 unique visitors and over 700,000 visits.

We calculate unique visitors for each of our websites as users who have visited that particular website at least once regardless of whether they are members. A user who visits one of our websites, regardless of frequency, is only counted as one unique visitor, based on data provided by Google Analytics, a leading provider of digital marketing intelligence.

We define the number of visits for each of our websites as the number of times a user has been to that particular website. If a user is inactive on the website site for 30 minutes or more, any future activity will be counted as a new visit. Users that leave one of our websites and return to the same website within 30 minutes will be counted as part of the original visit.

We recently launched additional online professional networking websites that serve other diverse communities - including women (WomensCareerChannel.com), Asian-Americans (ACareers.net), LGBT (OutPro.net), enlisted and veteran military personnel (Military2Career.com) and differently-abled (ProAble.net) professionals. Although each of these new professional networking websites is fully operational, these websites are and continue to be in the early stages of development. Since its inception in September 2011, WomensCareerChannel.com has experienced significant growth in terms of unique visitors, visits and membership. In the first quarter of 2012, this website had over 500,000 visits and over 400,000 unique visitors. By April 1, 2012, WomensCareerChannel.com had almost 50,000 members.

Our company is built on the philosophy of “relationship recruitment,” connecting talent with opportunity within the context of a common culture or affinity. We endeavor to provide an environment that celebrates the identity of our members and fosters a sense of community and trust. We believe we provide value to our members by enabling them to leverage their connections and share beneficial information with other members and employers that participate on our platform, providing them access to employment opportunities and offering them valuable career resources. At the same time, we believe that our members and their level of engagement is attractive to employers and advertisers seeking to target an audience of diverse professionals for hiring purposes, to increase brand awareness or to market products and services.

We believe our revenue model is aligned with our focus on serving our members. We currently provide members access to our websites at no cost, a strategy which we believe will allow us to continue to grow our membership base and promotes high levels of member engagement for the mutual benefit of members, employers and advertisers. For the year ended December 31, 2011, we generated all of our revenue from two sources: recruitment, which generated approximately 72% of our revenue, and advertising services, which generated approximately 28% of our revenue. See Risk Factor – “Our revenues are highly dependent on two customers, both of which have an exclusive arrangement with us, and the loss of either major customer would materially and adversely affect our business, operating results and financial condition. “

All of our recruitment revenue is currently derived from our exclusive strategic partnership with Monster, through which we post job opportunities for employers on our websites and on the websites of diverse professional organizations with which we have cross-posting agreements. As of the date of this prospectus, more than 3,000 companies and organizations, including 60% of the Fortune 500 companies, have listed job postings on our websites.

Our agreement with Monster renews automatically for successive one-year terms, unless either party delivers a notice of non-renewal with 60 days’ prior notice. Our agreement with Monster also provides that Monster shall have the right to enter into job referral arrangements with other professional diversity networks in the event that we do not meet the target for the minimum number of applicants to job postings for a specified period of time. To date, since the commencement of our agreement with Monster, we have not failed to meet such target. While there can be no assurance that Monster or the company will continue to renew the agreement, or that the terms of such renewal will be acceptable to us, we believe that our relationship with Monster is good and our agreement has been continuously renewed since its original effective date on December 4, 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Most of our advertising revenue is derived from our exclusive relationship with the Apollo, the parent company of the University of Phoenix, for which we place advertising on our websites and to whose website we direct our members to help advance their education. Under our exclusive agreement with Apollo, we may not perform advertising services for any other institution of higher education, whether for-profit or non-profit, other than Apollo. In 2011, Apollo paid us approximately $1.1 million for our delivery of advertising services. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We generate a small percentage of our advertising revenue from advertisers that promote their brands and advertise their products and services to our members. One of our key goals is to grow the consumer-advertising portion of our business. However, we currently do not accept any advertising for alcoholic beverages and dating. We believe that advertisers are attracted to our network of members as a means to reach a diverse professional market.

Our Mission

Our mission is to be an important factor in the career development of diverse professionals who have traditionally faced obstacles to reach their full potential. We believe that the work we do, and the power of our online network to connect talent with opportunity, can improve the career and financial prospects of our members by empowering them to invest in their professional development, creating employment opportunities for our members, enabling them to achieve higher levels of professional success.

Our Values and Company Culture

As a company, we celebrate diversity. We endeavor to capture the distinct inspirational culture of each community we serve. We strive to put our members first in every decision we make and with every new product we build. We are dedicated to helping fulfill the professional aspirations of those we serve. We aspire to help secure the financial futures of our members and their families.

We believe our creative team is skilled in communicating in a culturally relevant manner the messaging of the employers that participate on our platform, and we are similarly dedicated to helping them achieve their hiring goals to create a more diverse workforce that better reflects our national population.

Industry Background and Our Opportunity

We believe that we are well-positioned for growth because our business takes advantage of several emerging trends – the increasing socialization of the Internet, the growing ethnic diversity of the United States population and labor force, a regulatory environment that promotes diversity in the workplace, the growing ethnic population’s spending power and the acceptance and growth of online recruitment and advertising.

Increasing Socialization of the Internet

The Internet has revolutionized how information is created and communicated – a wealth of information is readily accessible by browsing the Internet anonymously. However, we believe the social aspect of the Internet is emerging as an increasingly powerful influence on our lives. While an individual’s interpersonal connections traditionally have not been visible to others, social and professional networking websites enable members to share, and thereby unlock, the value of their connections by making them visible. Today, personal connections and other information, such as online social and professional networking websites, are increasingly becoming a powerful tool to connect with one another for a growing population of users.

Growing Ethnic Diversity of the U.S. Population and Labor Force

According to the 2010 U.S. Census, the Hispanic-American population grew 43% from 35.3 million in 2000 to 50.5 million in 2010. The Hispanic-American population accounted for 56% of America’s population growth from 2000 to 2010. Not surprisingly, diversity hiring is increasingly becoming a common, if not standard, business practice by major employers. According to a recently published job report on private sector hiring in 2008 by the U.S. Equal Employment Opportunity Commission, or EEOC, the percentage of minority employment in the U.S. compared to overall employment tripled between 1966 and 2008, from 11% to 34%. Of the approximately 62 million private sector employees nationwide covered by the 2008 survey, approximately 30 million (48%) were women and 21 million (34%) were minorities. In the U.S., Hispanic-Americans had the fastest growth rate in the U.S. private sector, with employment of Hispanic-Americans increasing from 2.5% to more than 13% between 1966 and 2008. The share of the labor force that is Hispanic-American is projected to increase to 18.6% in 2020, according to the Bureau of Labor Statistics, with Hispanic-Americans expected to account for the vast majority – 74% – of the 10.5 million workers added to the labor force in the U.S. from 2010 to 2020.

Regulatory Environment Favorable to Promoting Diversity in the Workplace

Companies considering contracting with the federal government must be prepared to demonstrate the diversity of their workforce. Companies that have a federal contract worth $50,000 or more and have 50 or more employees must implement an affirmative action plan that analyzes the representation of women and minorities in both recruitment and advancement, and where necessary, outlines good faith efforts to increase that representation.

In the public sector, Section 342 of the recently enacted Dodd-Frank Act creates 20 Offices of Minority and Women Inclusion at various regulatory agencies, including the Treasury, the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the 12 Federal Reserve banks and the newly created Consumer Financial Protection Bureau. The Offices of Minority and Women Inclusion will monitor diversity within their ranks and the pool of contractors who provide goods and services to the government. Previously, the Federal Reserve system and some of the agencies were essentially exempt from contract diversity efforts.

Ethnic Population’s Rising Spending Power

The spending power of diverse groups is expected to continue to grow in the United States. According to a report from the Kenan-Flagler Business School at the University of North Carolina, by 2014, the buying power of the Hispanic-American population will have grown by 613% since 1990, African-Americans by 257% and Asian-Americans by 498%. According to the Selig Center for Economic Growth at the Univiersity of Georgia, it is projected that Hispanic-Americans will wield $1.33 trillion in spending power by 2014, and Nielsen Media Research, a consumer research firm, projects that the buying power of African-Americans will exceed $1 trillion by 2015.

Acceptance and Growth of Online Recruitment and Advertisement

Businesses now recognize and seek to take advantage of the socialization of the Internet for recruitment and for brand management, marketing and advertisement. Results of the 2011 Social Recruiting Survey by Jobvite, Inc., an online professional network, indicate that 89% of companies surveyed are using or planning to use online social networking tools for recruitment and 64% have successfully hired through an online social networking website. Total spending in the online recruitment market in the United States is expected to be approximately $2.59 billion in 2013, according to Evercore Partners. The market for advertising on online social networks in the United States is also expected to continue to grow rapidly from $2.54 billion in 2011 to an estimated $3.63 billion in 2012 and $5.59 billion by 2014, according to eMarketer, Inc.

Because of these emerging trends, the company believes there is a great opportunity for growth. Ninety-four companies in the Fortune 100 feature diversity hiring on their company’s online career center. The online diversity recruitment market is highly fragmented. We believe that we can consolidate this market and maximize shareholder value by making strategic acquisitions and through organic growth.

Our Solutions

We offer a variety of solutions to meet the needs of diverse professionals, the employers that seek to hire them and the advertisers that seek to reach them.

Our Online Professional Networking Solutions

In keeping with our tagline, “the power of millions for the benefit of one,” our primary focus is on the members who power our network. To our members, we offer a variety of online professional networking and career placement solutions at no charge, including the following:

•

Talent Recruitment Communities.  Each of our websites provides customized “talent recruitment communities” that are company-specific and provide opportunities to engage with employers and receive valuable information and rich media content.

•	Job Postings and Company Information. Members may search for job postings and company information by company name, industry and state.

•

Identity and Contact Management.  Each of our members can create an online professional profile which may include job title, employer, contact information, career history, events, education, resume and cover letter, and other information. Each member may choose what information, including the member’s profile and resume, is available to other members and the general public based upon his or her preferred privacy settings.

•

Networking.  Members may network by searching for other members on our websites, extending invitations, connecting, and sharing profile information. Members are able to integrate from their email contacts (such as Gmail) and online social networking websites (such as Facebook) those members on our websites whom they already know.

Members may communicate, access and share information via chat, instant message, blogs, forums, and videos. Members may also join professional associations and corporate groups which provide forums for members to discuss topics of interest and meet other members who share common professional backgrounds and career interests.

•

Mentoring Program.  Our mentoring program promotes professional growth within our communities by pairing experienced professionals with students and aspiring professionals who need career guidance or help with their skills. Members may choose to participate in our online mentoring program as mentors or mentees.

•

Career Tools and Skill-Based Content.  Our websites offer career tools (including resume/cover letter preparation, self-evaluation and one-one-one critique) and skill-based content on a wide variety of career-oriented topics.

•	E-Newsletter and National Event Information. We offer our members an e-newsletter and information regarding career-related events.

Solutions for Employers and Recruiters

We post job listings of employers through our strategic partnership with Monster. Such employers include large corporations, small- and medium-sized businesses, educational institutions, government agencies, non-profit organizations and other enterprises. We believe we offer them an online platform to identify and acquire diverse talent for their hiring needs. We believe that online professional networking websites like ours are well equipped to provide access not only to candidates actively seeking new employment, but also to a growing network of potential candidates who may not currently be seeking new employment but may be well-qualified for, and receptive to, new opportunities. The hiring solutions we offer include:

•

Talent Recruitment Communities.  Each of our websites provides customized, company-specific “talent recruitment communities” that permit employers to engage with our members and deliver valuable information and rich media content.

•

Single and Multiple Job Postings.  At the core of our recruitment solutions is the ability for employers to post jobs on our websites and the websites of the professional organizations for which we power career centers and job boards and with which we have cross-posting agreements.

•	Resume Database Access. We provide employers with access to our database of resumes of our members who give consent to do so.

•	Hiring Campaign Marketing and Advertising. We can assist employers in implementing targeted marketing and advertising campaigns to fill their hiring needs.

•	Research. Based upon our audience, we have the ability to provide valuable research to corporate partners relating to their products or services.

•

Employment Recruitment Intelligence Compliance Assistance (ERICA).  Launched in September 2011, our ERICA service is a new technology-based platform designed to streamline compliance with the diversity recruitment requirements of the Office of Federal Contract Compliance Programs (OFCCP), which generally require that companies having a federal contract worth $50,000 or more and having 50 or more employees must implement an affirmative action plan that analyzes the representation of women and minorities in both recruitment and advancement, and where necessary, outlines good faith efforts to increase that representation. We are currently incorporating ERICA into each of our online professional networking communities.

We believe the new compliance resource will help a participating business achieve its diversity recruitment goals and stay current with standards for inclusiveness. The new tool will update the status of every available job nightly and distribute alerts to each of the 50 state employment websites as well as to members of each of our diverse online professional communities.

Participating employers will receive a quarterly report of the number of jobs posted, number of views and number of responses. Employers will be evaluated annually on ERICA standards. The executive director of our ERICA service will issue a certificate of ERICA compliance to employers who successfully meet ERICA standards.

Solutions for Advertisers

We enable advertisers to target and reach large audiences of diverse professionals and connect them to relevant products and services.

•

Advertising campaign services.  We assist advertisers in building campaigns and provide other creative services. Our branding and marketing platform employs email marketing, social media, search engines, traffic aggregators and strategic partnerships. Through these avenues, we enhance brand awareness for our customers and sponsors, inform users and members about their products and services, and provide access to data.

Our Competitive Strengths

We believe the following elements give us a competitive advantage to accomplish our mission:

•

Dedicated Focus on Diverse Professionals.  We believe our focus on providing career opportunities for diverse professionals differentiates us from other online social networking websites, such as MySpace and Facebook. We believe our websites have a decidedly career-oriented feel and utility when compared with other online social networking websites. We believe that users prefer to manage their professional and social identities and contacts separately. While other online professional networking websites, such as LinkedIn Corporation, or LinkedIn, also have a professional focus, we are singularly focused on diverse professionals in the United States.

We believe that we communicate to our diverse communities and create environments that harness this natural affinity and comfort among members of common culture, ethnicity, gender, orientation, nationality and experience to stimulate increased member trust and, therefore, networking and engagement.

•

Platform That Harnesses the Power of Web Socialization.  We believe that our membership base will continue to grow and that our platform will be an increasingly powerful tool to enable our members to leverage their connections and shared information for the collective benefit of all of the participants on our platform. We believe that we are the first online professional network to focus on the diversity recruitment sector.

•

Large and Diverse Membership Base.  We believe that iHispano.com is the largest United States online professional network catering to Hispanic-American professionals based on the number of members, visits and unique visitors to the website, and AMightyRiver.com, which we believe is a leading online professional network focused on African-Americans based on the number of visits and unique visitors to the website. We believe AMightyRiver.com has more members and receives more visits and unique visitors than any other online diversity recruitment network dedicated to African-Americans. In the first quarter of 2012, AMightyRiver.com had over 600,000 unique visitors and 700,000 visits. The size and growth of our member base allows our members to expand their professional connections and provides employers and advertisers with a wider audience with which to enhance their brands, identify and recruit talent to satisfy hiring needs and market products and services.

•

Relationships with Strategic Partners.  We believe that our relationships with strategic partners are difficult to replicate and give us a competitive advantage in the networking opportunities, career tools and resources we can offer to our members, as well as the diverse audiences we can access for employers and advertisers.

•	Relationships with Professional Organizations. Our team has experience working with multicultural professional organizations.

We partner with a number of leading minority professional organizations, including:

Association for Latino Professionals in Finance and Accounting (ALPFA)

Society of Mexican American Engineers and Scientists (MAES)

Latinos in Information Science and Technology (LISTA)

National Association of Hispanic Journalists (NAHJ)

National Hispanic Christian Leadership Conference (NHCLC)

National Hispanic Professionals Organization (NHPO)

The Rainbow PUSH Coalition

•

Customized Technology Platform.  Our technology platform has been custom-designed and built to facilitate networking engagement and job seeking. We believe that it would be costly and time consuming for a new entrant in the online professional networking space to replicate a technology platform with comparable functionality.

Our Key Metrics

We monitor several key metrics, including our number of members and unique visitors, in order to assess our business, identify challenges and opportunities, produce financial forecasts, formulate strategic plans and make business decisions.

	As at December 31
	2011	2010	2009
iHispano.com Members	1,116,790	667,499	234,572
AMightyRiver.com Members	606,844	339,915	80,283
Members in Our Other Networks	18,590	152	-

Total Members Across Our Networks	1,742,224	1,007,566	314,855

We define a member of one of our websites as an individual user who has created a member profile on that website as of the date of measurement. If a member is inactive for 24 months then such person will be automatically de-registered from our database.

We believe the number of members is a key indicator of the growth of our online network and our ability to monetize the benefits resulting from such growth for the businesses and professional organizations to which we sell recruitment and marketing solutions. To date, our member base has, in large part, grown virally through users and members who invite colleagues and peers to join their network. Growth in our member base depends, in part, on our ability to successfully develop and market our solutions to professionals who have not yet become members of one of our websites.

	Annual Total
	For the year ending December 31
	2011	2010	2009
Unique Visitors to iHispano.com	4,711,780	4,580,489	3,488,075
Unique Visitors to AMightyRiver.com	3,632,160	2,840,572	1,953,152
Unique Visitors to Our Other Networks	209,941	1,264	-

Total Unique Visitors Across Our Networks	8,553,881	7,422,325	5,441,227

Visits to iHispano.com	6,107,939	6,516,086	4,746,758
Visits to AMightyRiver.com	4,844,004	3,892,309	2,593,147
Visits to Our Other Networks	247,185	5,946	-

Total Visits Across Our Networks	11,199,128	10,414,359	7,339,905

We calculate unique visitors for each of our websites as users who have visited that particular website at least once regardless of whether they are members. A user who visits one of our websites, regardless of frequency, is only counted as one unique visitor, based on data provided by Google Analytics, a leading provider of digital marketing intelligence.

We define the number of visits for each of our websites as the number of times a user has been to that particular website. If a user is inactive on the website site for 30 minutes or more, any future activity will be counted as a new visit. Users that leave one of our websites and return to the same website within 30 minutes will be counted as part of the original visit.

We view visits and unique visitors as key indicators of growth in our brand awareness among users and whether we are providing our members with useful products and features, thereby increasing member engagement. The unique visitor metric reflects our ability to attract new users, which is crucial to increasing the number of our members. The visits metric indicates our ability to keep our users and members engaged. Because we believe our member base has, in large part, grown virally through users and members who invite colleagues and peers to join their network, we expect that an increase in the number of unique visitors will result in an increase in the number of members, and vice versa. We plan to make improvements to features and products that we believe will also increase visitor, unique visitor and member traffic to our websites. During 2010, our websites had a total over 7 million unique visitors and over 10 million visits, respectively, which increased to over 8 million unique visitors and 11 million visits, respectively, during 2011.

Our Strategy

Our strategy for accomplishing our mission involves the following elements:

•

Launch and Acquire Additional Minority Professional Networking Websites.  We believe that we can significantly expand our member base by acquiring other online professional networking websites focused on Hispanic-American and African-Americans and other diverse communities, launching our own websites focused on diverse communities and growing our existing websites. Increasing our membership will play a central role in our ability to increase advertising revenue and to enhance the value we provide to employers seeking to attract diverse talent. We believe the diversity recruitment and diversity marketing industries are fragmented and there is an opportunity to consolidate some of the smaller companies in these sectors.

•

Employ Marketing Campaigns that Increase Traffic and Membership.  We believe a key driver of our growth has, in large part, been through users and members who invite colleagues and peers to join our network. However, we believe that we can increase our users and members through enhanced marketing efforts, such as media conferences, sponsored events, email marketing, ongoing search engine optimization and improved social media strategies.

•

Grow Revenue from Consumer Advertising.  We plan to build a sales and marketing team that will focus on selling our advertising. We have a three-pronged strategy to increase our advertising revenue: (i) we intend to invest in hiring additional personnel for our client services team so that it can better manage and optimize client campaigns; (ii) we intend to expand our marketing efforts to increase website traffic and membership; and (iii) we plan to build a sales team to market our consumer advertising solutions to targeted customers.

•

Grow our Recruitment Platform. We plan on investing in our recruitment platform by adding additional products and services in order to enhance the user and recruiter experience. Our product roadmap builds upon our relationship recruitment platform.

•

Strengthen and Develop Relationships with Strategic Partners.  We are working to strengthen our relationships with existing strategic partners and develop new relationships with online networking websites and professional organizations, with a view toward increasing traffic to our websites and broadening our base for membership and our hiring and marketing solutions.

•

Hire Strategically.  As we grow, we expect to make strategic hires designed to improve efficiency and expand sales, marketing and customer service capabilities of our existing operations and to identify, pursue and manage growth opportunities. We intend to hire experienced individuals in sales, marketing and technology.

•

Add Functionality to Increase Member Value and Generate Revenue. We are working to enhance the functionality of our websites, improve our applications, tools and resources and more efficiently and effectively utilize information captured on our websites. New concepts may include, cultural community couponing and business directory services. Such enhancements and improvements should add value for our members and the companies and professional organizations that participate on our websites, as well as add revenue-generating opportunities for us.

Sales, Marketing and Customer and Member Support

We believe our member base has grown virally principally through member invitations to others to join our online networks. Additionally, we seek to drive member growth through the efforts of our sales organization, media conferences, press releases, sponsored events, and email marketing, search engine optimization and social media strategies.

Our marketing team has expertise in multicultural marketing. We expect to continue to provide compelling content that underscores our mission of supporting diverse professionals and encouraging diverse browsers to visit our websites. Additionally we will continue to invest strategically in search engine optimization and search engine marketing to promote our online communities. We develop relationships with professional organizations and community groups, such as the National Hispanic Christian Leadership Council, to bring our services to individuals offline as well as online.

We believe consumer advertisers and agencies are increasingly seeking websites and communities that enable them to access diverse audiences. We expect to expand our efforts to connect with these advertisers and build on our consumer-advertising infrastructure. In 2011, we invested in a new online advertising hosting system that allows us to more effectively manage customer campaigns. In 2012, we plan to make continued investment in advertising optimization tools to increase our customers’ productivity on our websites. In addition to seeking new advertising customers, we will also look to expand the marketing and advertising solutions to our existing customers. In 2012, we plan on hiring additional experienced sales professionals.

At the core of our talent recruitment groups are our expert online community managers. Our community managers encourage interaction between job seekers and recruiters, police for inappropriate online activity, optimize recruitment campaigns and provide reporting and client services for the businesses that use our hiring solutions.

The community managers for our websites respond to both business and technical inquiries from members, businesses and professional organizations relating to their accounts, including guidance on how to utilize our applications, tools and resources. Self-service support also is available on our websites and users can contact us via e-mail or telephone.

Customers

As of the date of this prospectus, more than 3,000 companies and organizations, including 60% of the Fortune 500 companies, have listed job postings on our websites. All of our revenue from our recruitment solutions were generated through our agreement with Monster. Further, 72% of our revenues derived from our consumer advertising and marketing solutions were derived through our agreement with Apollo. A non-renewal of or a material change in our relationship with Monster or Apollo would have a material adverse effect on our financial results. See “Risk Factors - Our revenues are highly dependent on two customers, both of which have an exclusive arrangement with us, and the loss of either major customer would materially and adversely affect our business, operating results and financial condition.”

Over the next several years, we plan to expand our efforts to secure consumer-based advertising revenues by deploying a sales force targeting advertisers and agencies that are seeking to market to diverse professional audiences. Online diversity market advertising is increasing in the United States. We believe this focus is driven by the significant increases in purchasing power of ethnically diverse populations. It is estimated that from 1990 to 2014, the buying power of the United States Hispanic-Americans will have grown by 613%, African-Americans by 257% and Asian-Americans by 498%, according to a 2011 report published by Profs. James H. Johnson, Jr. and John D. Kasarda of the Keenan-Flagler Business School at The University of North Carolina.

The Association of Hispanic Advertising Agencies, or AHAA released its 2010 Report on Hispanic Advertising Spending, which found that Hispanic advertising spending in the U.S. rose 14% to $4.3 billion in 2010 compared to 2009, reversing a two-year slowdown and increasing the aggregate Hispanic advertising spending in the U.S.

Many large corporations are increasingly setting aside advertising budgets for Hispanic-American outreach efforts, according to a 2012 IBISWorld Inc. report. Since the recession of 2009, advertising spending on Hispanic-American media grew 1.9% more than that of non-Hispanic-American media, with the largest gains experienced in television, magazines and the Internet.

Technology Infrastructure

We refer to our customized relationship recruitment technology platform as Affinity Relationship Recruitment Generation V (ARR-V). Benefits of our technology platform include:

•

Ease of Use for Professional Networking.  Our ARR-V technology emphasizes ease-of-use, allowing our members to create, manage and share their professional identity online, build and engage with their connections, access shared knowledge and insights, and find career opportunities.

•

Integration with Facebook and LinkedIn.  Our websites are developed with Personal Home Page script (PHP), a commonly used, general-purpose server-side scripting language, which enables our members to access and integrate their LinkedIn and Facebook communities for a high level of professional engagement in one location on our websites.

•

Job Searching; Employer Auto-Matching Tool, or EAMT.  Our ARR-V technology is a robust platform for our members to post their resumes and search for career opportunities, and for businesses to post job openings. Our members can execute targeted matches through our customized career to employer auto-matching tool.

•

Member Generated Content.  Our members can easily input, access, communicate, and share information, including via chat, instant message, blogs, forums, and videos. Our ARR-V technology utilizes the content generated by our members, job postings by recruiters and marketing information from sponsors on our websites to provide relevant information to our visitors. We continually work to improve the relevance of the information on our websites.

•

Member Engagement.  Our platform draws on the affinity within our diverse communities, user generated content, job postings and relevant advertising media to encourage a high degree of member engagement on our websites. We believe that engagement enhances the value we offer to our members, as well as the businesses and professional organizations, which use our websites.

•

Advertising Media Serving.  Our ARR-V technology allows us to place targeted advertising media for our advertising customers based upon information we collect from our users, including browsing history. Our advertising service technology enables us to specifically deliver advertisements to our audience by geography, via geo-targeting to specific zip codes, and to retarget relevant advertisements to our audience based upon prior activity on our websites.

•

Vertical and Horizontal Scalability.  Our ARR-V platform is designed to allow us to scale both “vertically” and “horizontally”. We can scale vertically, within a specific demographic group, by increasing members and visitors. We can scale horizontally, among different or additional demographic groups, by launching new community websites focused on such groups, and community websites rebranded for our strategic partners. This enables the company to quickly move into new opportunities with strategic partners or alone without making a sizeable additional investment.

We regularly evaluate our ARR-V technology to improve ease-of-use, enhance and expand our tools and resources, and optimize user engagement, and to try to implement industry best practices.

Operations

Our websites are hosted by EsoSoft Corporation in Los Angeles, California. Our hosting has been with EsoSoft since 2008, and we believe we have experienced positive performance results since that time. Our websites have backup and contingency plans in place in the event that an unexpected circumstance occurs.

Intellectual Property

To protect our intellectual property rights, we rely on a combination of federal, state and common law rights, as well as contractual restrictions:

•

We rely on trade secret, copyright, and trademark rights to protect our intellectual property. We pursue the registration of our domain names and trademarks in the United States. Our registered trademarks in the United States include the “iHispano” mark with stylized logo, the “A Mighty River” mark with stylized logo, and the “Professional Diversity Network” mark with our tagline “the power of millions for the benefit of one,” as well as others.

•

We seek to exert control over access to our intellectual property and customized technology by entering into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with third parties in the ordinary course of our business.

Nevertheless, our efforts to protect our proprietary rights may not be successful. Any significant impairment of our intellectual property rights could adversely impact our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and adversely affect our operating results.

Other companies in the Internet, social media, technology and other industries own patents, copyrights, and trademarks, and we expect that from time to time they may request license agreements, threaten litigation, or file suits against us for alleged infringements or other violations of intellectual property rights.

Competition

We face significant competition in all aspects of our business. Specifically, with respect to our members and our recruiting consumer advertising and marketing solutions, we compete with existing general market online professional networking websites, such as LinkedIn, as well as ethnic minority focused social networking websites, such as Black Planet and MiGente, and other companies such as Facebook, Google, Microsoft and Twitter that are developing or could develop competing solutions. We also generally compete with online and offline enterprises, including newspapers, television, direct mail marketers that generate revenue from recruiters, advertisers and marketers and professional organizations. With respect to our hiring solutions, we also compete with traditional online recruiting companies such as Career Builder, talent management companies such as Taleo, and traditional recruiting firms.

Larger, more well-established companies may focus on professional networking and could directly compete with us. Other companies might also launch new competing products and services that we do not offer. Nevertheless, we believe that our focus on diverse online professional networking communities is a competitive strength in our market.

Government Regulation

We are subject to a number of federal, state and foreign laws and regulations that affect companies conducting business on the Internet. These laws are still evolving and could be amended or interpreted in ways that could be detrimental to our business. In the United States and abroad, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could materially harm our business. In addition, rising concern about the use of social networking technologies for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our service.

In the area of information security and data protection, many states have passed laws requiring notification to users when there is a security incident, or security breach for personal data, or requiring the adoption of minimum information security standards that are often unclear and difficult to implement. The costs of compliance with these laws are significant and may increase in the future. Further, we may be subject to significant liabilities if we fail to comply with these laws.

We are also subject to federal, state, and foreign laws regarding privacy and protection of member data. We post on our websites our privacy policy and terms of use. Compliance with privacy-related laws may be costly. However, any failure by us to comply with our privacy policy or privacy-related laws could result in proceedings against us by governmental authorities or private parties, which could be detrimental to our business. Further, any failure by us to protect our members’ privacy and data could result in a loss of member confidence in us and ultimately in a loss of members and customers, which could adversely affect our business.

Because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees, or infrastructure.

Facilities

We lease approximately 1,870 square feet of space for our headquarters in Chicago, Illinois under a lease that expires on October 31, 2014.

Employees

As of the date of this prospectus, we have 14 employees. From time to time, we also engage independent contractors to perform various services. None of our employees are covered by a collective bargaining agreement. We believe that we have good relationships with our employees.

Legal Proceedings

We are subject to legal proceedings and litigation arising in the ordinary course of business, although no such proceeding or litigation is currently pending.

Management

The name, age and position of each of our directors and executive officers as of the date of this prospectus, and the names of certain persons who have agreed to serve as directors on or before the closing of the offering are as follows:

Executive Officers and Directors

Name	Age	Position
James Kirsch	51	Chairman of the Board and Chief Executive Officer
Rudy Martinez	53	Executive Vice President, CEO of iHispano.com Division
Myrna Newman	55	Chief Financial Officer and Secretary
Chad Hoersten	35	Chief Technology Officer
Daniel Sullivan	42	Chief Revenue Officer - Consumer
Kevin McFall	48	Executive Vice President, head of AMightyRiver.com Division
Tandalea Mercer	34	Executive Vice President - Compliance
Daniel Marovitz (1)	39	Prospective Director
Stephen Pemberton (1)	44	Prospective Director
Barry Feierstein (1)	51	Prospective Director
Andrea Sáenz	39	Prospective Director

(1)	Prospective member of our audit, compensation and nominating and corporative governance committees.

James Kirsch (51). Mr. Kirsch has served as Chief Executive Officer of the company since 2008. Mr. Kirsch served as Chief Strategic Officer at AMightyRiver.com, a division of PDN from 2004 to 2008 and from 1996 to 2001 as Chief Executive Officer of eSpecialty Brands a online retail company. Previously, Mr. Kirsch served as Chief Executive Officer at iMaternity.com, the ecommerce partner of iVillage.com from 1983 to 1996 and Manager, Vice President and Chief Operating Officer at Dan Howard Industries, a vertically integrated retailer of apparel. He holds a B.S. in Economics and Political Science from University of Arizona.

Rudy Martinez (53). Mr. Martinez is one of our founders, our Executive Vice President and has lead our iHispano.com division since 2000. Prior to joining the company, Mr. Martinez served from 1995 to 1998 as Division President for Trilogy Consulting, a firm which specialized in Pharmaceutical and Healthcare consulting. Mr. Martinez graduated from Indiana University, Bloomington with a B.A. in Forensics and completed the Dartmouth Tuck School of Business – Building High Performance Business Program.

Myrna Newman (55). Ms. Newman has been our Chief Financial Officer and Secretary since February 2012. Prior to joining PDN, Ms. Newman served as interim Chief Financial Officer for Jewish Vocational Services of Chicago from 2009 to 2010. From 2008 to 2009, Ms. Newman was Corporate Controller for Atlas Material Testing L.L.C., a manufacturer of weathering and material testing solutions. She served as Controller, Chief Accounting Officer and Principal Financial Officer of Motient Corporation, a wireless data communications network from April 2003 until June 2007. Prior to that, Ms. Newman was Vice President of Finance at Heads and Threads International LLC, an importer and distributor of metal fasteners. Ms. Newman is a Certified Public Accountant and received an M.B.A. from the University of Chicago Graduate School of Business and her B.S. in Accountancy from DePaul University.

Chad Hoersten (35). Mr. Hoersten serves as Chief Technology Officer of PDN, a position he has held since 2008. He was the lead web developer of iHispano.com, a division of PDN, from 2004 to 2008. Mr. Hoersten served as a senior software engineer at Rockwell Automation from 1999 to 2002. Mr. Hoersten holds a B.S. in computer engineering from the University of Cincinnati.

Daniel Sullivan (42). Mr. Sullivan has served as Chief Revenue Officer - Consumer at Professional Diversity Network since October, 2011. Prior to joining PDN, Mr. Sullivan worked in a number of sales related roles at Monster Worldwide from January of 2000 to September of 2011. Mr. Sullivan worked as a Sales Manager with Akzo Nobel from January 1998 to January 2000. Mr. Sullivan graduated from the University of Massachusetts, Boston with a B.S. in Political Science.

Kevin McFall (48). Mr. McFall is our Executive Vice President and head of our AMightyRiver.com division, and has lead AMightyRiver.com since 2010. Mr. McFall is also currently founder and practice leader at Red Clay Digital , LLC, a digital publishing consulting firm, since June 2009. We intend to employ Mr. McFall on a full-time basis prior to the commencement of the offering. Previously, Mr. McFall served as Vice President, Global Business Development and Product Strategy at Cision from December 2009-June 2011. He was co-founder and vice president of products and business development for RushmoreDrive.com, a social and vertical search business of IAC Corporation from 2007-2009. Prior to joining IAC, he directed the digital product and affiliate network programs for Zap2it.com, an entertainment news and information website that is a wholly-owned subsidiary of the Tribune Company. Mr. McFall graduated from University of Illinois at Urbana-Champaign with a B.S. in Mathematics and Computer Science.

Tandalea Mercer (34). Ms. Mercer is our Executive Vice President of Compliance, and has held this position since September 2011. Ms. Mercer is currently also Senior Manager of Diversity and Inclusion at HCL Technologies, Inc., an information and technology services company, and has held that position since October 2011. We intend to employ Ms. Mercer on a full-time basis prior to the commencement of the offering. From January 2010 to January 2011, Ms. Mercer was a diversity specialist consultant for the New York City Department of Education. Prior to that, Ms. Mercer was Senior Manager of Affirmative Action/Diversity Metrics at Verizon, a global telecommunications company. Ms. Mercer has also been an Equal Employment Opportunity Specialist at the county government of Fairfax, Virginia from 2005 to 2006 and Equal Employment Opportunity Compliance Officer at the Office of Federal Contract Compliance Programs of the U.S. Department of Labor from 2003 to 2005. Ms. Mercer earned a B.A. in Political Science and English from Delaware State University, and an M.S./M.P.A. Dual Degree in Urban Policy Analysis and Management from The New School University.

Daniel Marovitz (39). Mr. Marovitz is a prospective director. He is the founder of Buzzumi, a software platform that helps consulting and advice-based businesses operate online. From 2007 to 2011, he served as Head of Product Management and member of the board of Deutsche Bank’s Global Transaction Bank. Previously, Daniel served as Chief Information Officer for Investment Banking of Deutsche Bank and the Chief Operating Officer of technology from 2002 to 2007. Mr. Marovitz joined Deutsche Bank in 2000 as Managing Director and Chief Operating Officer of the eGCI group at Deutsche Bank. Previously, he was Vice President of Commerce at iVillage, an online women’s network from 1998 to 2000. Mr. Marovitz also worked for Gateway 2000 where he served as the head of Gateway.com from 1996 to 1998 and was the co-founder of Gateway’s Japanese subsidiary in Tokyo from 1994 to 1996. Mr. Marovitz earned a B.A. in Romance Studies and Asian Studies and graduated cum laude from Cornell University in 1994.

Stephen Pemberton (44). Mr. Pemberton is a prospective director. In 2011, he joined Walgreen Co., a retail pharmacy company, as Divisional Vice-President and Chief Diversity Officer. From 2005 to 2010, Mr. Pemberton was Chief Diversity Officer and Vice-President of Diversity and Inclusion at Monster.com. Mr. Pemberton received a B.A. in Political Science from Boston College in 1989.

Barry Feierstein (51). Mr. Feierstein is a prospective director. He has been employed at the University of Phoenix, an online institution of higher learning and a wholly owned subsidiary of the Apollo Group since 2010, and appointed Chief Business Operating Officer in 2011. Prior to that, he served as Executive Vice President of Sales & Marketing for Sallie Mae, a student loan service company, from December 2007 to November 2009, and Senior Vice President of Private Credit Lending at Sallie Mae from January 2007 to December 2007. Mr. Feierstein graduated with a B.A. in Economics and History from Tufts University and earned an M.B.A. from Harvard Business School.

Andrea Sáenz (39). Ms. Sáenz is a prospective director. Since May 2011, she has served as Chief of Staff for the Chicago Public Schools. From August 2010 to May 2011, Ms. Sáenz was Board Resident at the U.S. Department of Education. From July 2006 to August 2010, Ms. Sáenz was executive director for the Hispanic Alliance for Career Enhancement, a nonprofit organization dedicated to the advancement of Latino professionals. Prior to holding that position, she was a fellow at the University of Pennsylvania Fels Institute of Government. Ms. Sáenz began her career at Congreso de Latinos Unidos, an organization focusing on Latino-American communities. She holds a B.A. in Latin American studies from Scripps College and a Master’s Degree in government administration from the University of Pennsylvania.

Director Independence

Our board of directors has reviewed the materiality of any relationship that each of our directors and prospective directors has with us, either directly or indirectly. Based on this review, our board has determined that Messrs. Marovitz, Pemberton and Feierstein and Ms. Sáenz will be “independent directors” as defined by Rule 5605(a)(2) of the Marketplace Rules of The NASDAQ Stock Market, or NASDAQ, at the time they become directors on or before the closing of the offering.

Committees of the Board of Directors

Our board of directors has provided for the establishment of an audit committee, a compensation committee and a nominating and governance committee following the effectiveness of the registration statement of which this prospectus is a part. The composition and function of each of these committees is described below.

Audit Committee

Upon the closing of this offering, our audit committee will be comprised of Mr. Marovitz, who will be Chairman of the audit committee, Mr. Pemberton and Mr. Feierstein . Our board of directors has determined that Mr. Marovitz is an audit committee financial expert, as defined by the rules of the Securities and Exchange Commission. Our audit committee will be authorized to:

•	approve and retain the independent registered public accounting firm to conduct the annual audit of our financial statements;

•	review the proposed scope and results of the audit;

•	review and pre-approve audit and non-audit fees and services;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services;

•	establish procedures for complaints received by us regarding accounting matters; and

•	oversee internal audit functions, if any.

We believe that the composition of our audit committee will meet the independence requirements of the applicable rules of the Securities and Exchange Commission and NASDAQ upon completion of this offering.

Compensation Committee

Upon the closing of the offering, our compensation committee will be comprised of Mr. Feierstein, who will be Chairman of the compensation committee, Mr. Marovitz and Mr. Pemberton. All members of the compensation committee will qualify as independent under the current definition promulgated by NASDAQ. Our compensation committee will be authorized to:

•	review and recommend the compensation arrangements for management;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive and purchase plans; and

•	oversee the evaluation of the board of directors and management.

Nominating and Corporate Governance Committee

Upon the closing of the offering, our nominating and corporate governance committee will be comprised of Mr. Pemberton, who will be Chairman of the nominating and corporate governance committee, Mr. Feierstein and Mr. Marovitz. All members of the nominating and corporate governance committee will qualify as independent directors under the current definition promulgated by NASDAQ. Our nominating and governance committee will be authorized to:

•	identify and nominate candidates for election to the board of directors; and

•	develop and recommend to the board of directors a set of corporate governance principles applicable to our company.

Compensation Committee Interlocks and Insider Participation

No prospective member of our compensation committee has at any time been an employee of ours. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the commencement of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our corporate website at www.profusional.com on or before the effectiveness of the registration statement of which this prospectus is a part. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on such website.

Limitation of Directors’ and Officers’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to specified conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our proposed certificate of incorporation and bylaws that we intend to adopt prior to the consummation of this offering limit the liability of our directors to the fullest extent permitted by Delaware law.

Prior to the commencement of the offering, we intend to obtain director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. Our proposed certificate of incorporation and bylaws also provide that we will indemnify and advance expenses to any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, including actions by us or in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, fines, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest. We intend to enter into indemnification agreements with our directors and executive officers in addition to the indemnification provided for in our certificate of incorporation and amended and restated bylaws.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Director Compensation

Until the effectiveness of the registration statement of which this prospectus is a part, James Kirsch will be our sole director and the chairman of our board of directors. As one of our executive officers, Mr. Kirsch will not be compensated for his services as a director. Messrs. Marovitz, Pemberton, Feierstein and Ms. Sáenz have agreed to join our board of directors following the effectiveness of the registration statement of which this prospectus is a part. Each of Messrs. Marovitz, Pemberton, Feierstein and Ms. Sáenz will receive the following compensation for service on our board of directors:

•	an annual payment of $[ ];

•	a meeting attendance fee of $[ ] per meeting;

•	a committee meeting attendance fee of $[ ] and $[ ] per meeting for chairs and members, respectively; and

•	stipends of $[ ] and $[ ] for the chairmen of the compensation and audit committees, respectively.

Upon joining our board of directors, each non-employee director will receive [                ] shares of common stock, which will vest in [                ] increments. At this time, we do not have a policy regarding annual grants of common stock to our non-employee directors.

Executive Compensation

Overview

In this section, we describe our compensation programs and policies and the material elements of compensation for the year ended December 31, 2011 for our Chairman and Chief Executive Officer, and our most highly compensated executive officers, other than our Chief Executive Officer, whose total compensation was in excess of $100,000. We did not have any other employee whose compensation was such that executive compensation disclosure would be required but for the fact that they were not executive officers as of the end of the last fiscal year. We refer to the all individuals whose executive compensation is disclosed in this prospectus as our “named executive officers.”

Decisions on the components of our compensation programs are, until the effectiveness of the registration statement of which this prospectus is a part, the responsibility of our Chief Executive Officer and Chairman. Following the effectiveness of the registration statement of which this prospectus is a part, our compensation committee will be responsible for reviewing and evaluating these components, including employee base salaries and benefit plans. The compensation committee will provide advice and recommendations to the board of directors on such matters. See “Committees of the Board of Directors—Compensation Committee” for further details on the role of the compensation committee.

Employment Agreements

We intend to enter into employment agreements with Messrs. James Kirsch and Rudy Martinez prior to the commencement of this offering. Mr. Kirsch will serve as our Chief Executive Officer and Mr. Martinez will serve as our Executive Vice President and CEO of our iHispano.com division, positions that they currently hold with Professional Diversity Network, LLC , at annual base salaries of [$200,000] and [$200,000], respectively. Mr. Kirsch’s employment agreement will be for [one] year and Mr. Martinez’s employment agreement will be for [one] year, each commencing on [                , 2012] with employment on an at-will basis thereafter. The agreements also provide for a discretionary annual bonus and benefits provided to other employees. If we terminate either named executive officer without cause (as defined in the employment agreement) but not due to death or disability, the Company will pay as severance continued salary for six (6) months to the terminated executive upon delivery of a release of claims against the Company. No severance payment will be paid if termination is for cause or if the executive resigns. During each named executive officer’s employment and for two (2) years thereafter, each named executive officer will agree not to disclose confidential information and will be subject to restrictions on competing or interfering with our business and business relationships and soliciting the services of our employees or independent contractors.

Base Salary

Base salaries for our named executive officers are established based on the executive’s level of responsibility and years of experience, taking into account competitive factors. Base salaries of all employees, including executive officers, are reviewed annually and may be increased for merit reasons or due to overall company performance.

Equity Awards

We did not award any equity incentive compensation to any of our named executive officers in 2011, However, we expect to implement the 2012 Equity Plan prior to the offering.

Non-Equity Incentive Compensation

We did not award any non-equity incentive compensation to any of our named executive officers in 2011.

Retirement Plan and Other Benefits

We currently do not have any retirement plans or provide any other retirement benefits for our employees.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by us.

Perquisites and Other Personal Benefits

We provide Mr. Kirsch with a car allowance of $846 per month and Mr. Martinez a car allowance of $959 per month.

Severance Benefits and Change in Control Arrangements

Except as described under “Employment Agreements” above, none of our named executive officers has any other severance benefits or change in control arrangements.

Summary Compensation Table

The following table provides information regarding the compensation earned during the years ended December 31, 2011 and December 31, 2010 by our Chairman and Chief Executive Officer, and our most highly compensated executive officers, other than our Chief Executive Officer, whose total compensation was in excess of $100,000. We refer to these persons as our “named executive officers” elsewhere in this prospectus.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($) (1)		Total ($)
James Kirsch,	2011	$200,000	$98,401	(2)(3)	$298,401
Chairman and Chief Executive Officer	2010	200,000	342,198	(2)(3)	542,198

Rudy Martinez,	2011	200,000	17,511		217,511
Executive Vice President and CEO of iHispano.com division	2010	200,000	12,715		212,715

(1)	Other compensation consists of: (i) a down payment of $5,771 and car allowance in the amount of $846 for 6 months in 2010 and $846 per month in 2011 for Mr. Kirsch, and in the amount of $959 per month for 7 months in 2010 and $959 per month in 2011 for Mr. Martinez and (ii) an annual Health Savings Account contribution of $6,000 in each of 2011 and 2010 for Mr. Martinez.
(2)	In 2010, Mr. Kirsch purchased a condominium apartment in Miami, Florida, which was primarily used by the company and was financed by obtaining a bank loan providing initially for interest only payments. The company paid for the down payment and earnest money on the apartment in the amount of $221,679. Following the closing, the company made payments of interest on the mortgage, condominium association dues, real estate taxes, maintenance and upkeep, purchased furniture and other related expenses on the apartment (collectively, “Condominium Costs”) in the amount of $52,070 in 2010 and $30,465 in 2011. Effective as of , 2012, the company will no longer pay the Condominium Costs.
(3)	In 2010 and 2011, Mr. Kirsch received $57,600 in guaranteed payments as part of his compensation.

Outstanding Equity Awards at December 31, 2011

We did not have any outstanding equity awards to our named executive officers as at December 31, 2011.

Employee Benefit Plans

As at December 31, 2011, we did not have any equity incentive plans. Prior to the consummation of this offering, we intend to adopt the 2012 Equity Plan under which we will reserve [                ] of our common stock for the purpose of providing equity incentives to our employees, officers, directors and consultants including options, restricted stock, restricted stock units, stock appreciation rights, other equity awards, annual incentive awards and dividend equivalents. The plan will provide for a maximum of [                ] shares that could be acquired upon the exercise of a stock option or the vesting of restricted stock. The plan will be approved by our shareholders prior to this offering.

Certain Relationships and Related Party Transactions

The following is a summary of transactions for the past two fiscal years to which we have been a party in which the amount involved exceeded the lesser of $120,000 or $[            ], which is approximately 1% of the average of our total assets at December 31, 2010 and 2011, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are described under the section of this prospectus entitled “Executive Compensation.”

Equity Issuances to Directors, Executive Officers and 5% Stockholders

We did not issue any common stock during the past two fiscal years to our directors, executive officers or holders of more than 5% of our capital stock, except in connection with the reorganization of the company from a limited liability company into a corporation.

Immediately prior to the consummation of this offering, the company will effect a reorganization pursuant to which each holder of an outstanding membership interest in the company will contribute to the company all of the right, title and interest in and to such holder’s entire ownership interest in the company in exchange for a proportionate number of shares of common stock of the company immediately after conversion into a Delaware corporation.

Immediately prior to the consummation of this offering, certain of our affiliates will convert promissory notes in the aggregate principal amount of $1,520,819 owed to them by the company, into shares of common stock at a price per share equal to the offering price (the “Note Conversion”). Such shares will be subject to the lockup agreement entered into with the underwriter in connection with this offering and may not be sold until the expiration of such lock-up period. See “Underwriting – Lock up Agreements.”

Immediately prior to the offering, the Ladurini Family Trust intends to enter into option agreements (the “Ladurini Options”) with certain of our directors and officers pursuant to which such directors and officers may purchase, during a                 year exercise period, from the Ladurini Family Trust up to an aggregate of [                ] shares of our common stock, at a price per share equal to the offering price. The options will not be exercisable until the expiration of the lock-up agreement to be entered into by the Ladurini Family Trust with the underwriter in connection with this offering. See “Underwriting – Lock up Agreements.”

Agreements with Directors and Executive Officers

In 2010, Mr. Kirsch purchased a condominium apartment in Miami, Florida, which was primarily used by the company and was financed by obtaining a bank loan providing initially for interest only payments. The company paid for the down payment and earnest money on the apartment in the amount of $221,679. Following the closing, the company made payments of interest on the mortgage, condominium association dues, real estate taxes, maintenance and upkeep, purchased furniture and other related expenses on the apartment (collectively, “Condominium Costs”) in the amount of $52,070 in 2010 and $30,465 in 2011. Effective as of                 , 2012, the company will no longer pay the Condominium Costs.

Please see “Executive Compensation” for information regarding the employment agreements with, and compensation of, our executive officers.

Agreements with 5% Stockholders

Other than as disclosed in the section above entitled “Equity Issuances to Directors, Executive Officers and 5% Stockholders” and “Agreements with Directors and Executive Officers” there are no agreements between or among the company and any holder of more than 5% of our capital stock.

Principal Stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus and pro forma as adjusted to reflect the sale of the common stock in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors and prospective directors; and

•	all of our directors and executive officers as a group.

The percentage ownership information shown in the table is based upon [                ] shares of common stock outstanding as of the date of this prospectus, and the issuance of [                ] shares of common stock in this

offering. The percentage ownership information assumes no exercise of the underwriter’s option to purchase additional shares and no shares of our common stock are purchased in a directed share offering under our newly established Customer Stock Ownership Plan.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the U.S. Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before that date that is 60 days after the date of this prospectus. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each person or entity listed in the table is c/o Professional Diversity Network, 150 North Wacker Drive, Suite 2360, Chicago, Illinois 60606.

	Beneficial Ownership			Percentage of Shares Beneficially Owned
	Number of Shares Held		Options Exercisable	Before this Offering	After this Offering
Beneficial Owner	Before the Offering		within 60 Days
5% Stockholders	[-	]	-
Ladurini Family Trust (1)				60%	%
Directors, Prospective Directors and Named Executive Officers			-
James Kirsch (2) (3)	[-	]		30
Rudy Martinez	[-	]		10
Myrna Newman	-
Chad Hoersten	-
Daniel Sullivan	-
Kevin McFall	-
Tandalea Mercer	-
Daniel Marovitz	-
Stephen Pemberton	-
Barry Feierstein	-
Andrea Sáenz	-
All directors, prospective directors and executive officers as a group ( persons)				40

(1)	Immediately prior to the offering, the Ladurini Family Trust intends to enter into option agreements (the “Ladurini Options”) with certain of our directors and officers pursuant to which such directors and officers may purchase, during a year exercise period, from the Ladurini Family Trust up to an aggregate of [ ] shares of our common stock, at a price per share equal to the offering price. The options will not be exercisable until the expiration of the lock-up agreement to be entered into by the Ladurini Family Trust with the underwriter in connection with this offering. See “Underwriting – Lock up Agreements.”
(2)	Includes [ ] shares to be issued pursuant to the Note Conversion.
(3)	Does not include [ ] shares issuable pursuant to the Ladurini Options because such options will not be issuable until more than 60 days following the completion of the offering.

Description of Capital Stock

Upon the closing of this offering, our authorized capital stock will consist of [                ] shares of common stock, par value $[            ] per share, and [                ] shares of undesignated preferred stock, par value $[            ] per share.

The following summarizes important provisions of our common stock and describes certain material provisions of our proposed certificate of incorporation and bylaws that we intend to adopt prior to the consummation of this offering. This summary is qualified by our proposed certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

Outstanding Shares

As of the date of this prospectus, there were [                ] shares of common stock outstanding held of record by [                ] stockholders. After giving effect to the sale of common stock offered in this offering, there will be [                ] shares of common stock outstanding, assuming the Note Conversion has been consummated, no shares of our common stock are purchased in a directed share offering under our newly established Customer Stock Ownership Plan and no exercise of the underwriter’s option to purchase additional shares of common stock to cover over-allotments.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared out of legally available funds at the times and the amounts as our board of directors may from time to time determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our proposed certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

No Preemptive or Similar Rights

The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and liquidation preferences of preferred stock, if any.

Undesignated Preferred Stock

Our board of directors has the authority, without first obtaining approval of our stockholders, to establish from our undesignated shares, one or more series of preferred stock and to fix the powers, preferences, rights and limitations of such class or series, including dividend rights, voting rights, and the right to receive liquidation distributions.

Options

As of the date of this prospectus, we do not have any options to purchase common stock outstanding. Immediately prior to the offering, the Ladurini Family Trust intends to issue the Ladurini Options. See “Certain Relationships and Related Party Transactions – Equity Issuances to Directors, Executive Officers and 5% Stockholders.”

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws that we intend to adopt prior to the consummation of this offering may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our proposed certificate of incorporation and bylaws:

•	authorize our board of directors to issue, without further action by the stockholders, up to [ ] shares of undesignated preferred stock;

•

establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors, and also specify requirements as to the form and content of a stockholder’s notice;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that our directors may be removed only for cause;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock voting in any election of directors to elect all of the directors standing for election, if they should so choose); and

•	The amendment of any of these provisions requires approval by the holders of at least two-thirds of our then outstanding common stock, voting as a single class.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Limitation on Liability of Directors and Indemnification

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our proposed bylaws provide that we will indemnify our directors and officers, and may indemnify other employees and agents, to the fullest extent permitted by law. Our proposed bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our proposed bylaws permit indemnification. We intend to obtain directors’ and officers’ liability insurance prior to the offering.

We intend to enter into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and amended and restated bylaws.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Stock Exchange

We have applied for the listing of our common stock on the Nasdaq Capital Market under the symbol “[                ]”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is [                ].

Shares Eligible For Future Sale

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on the number of shares of common stock outstanding as of the date of this prospectus, upon completion of this offering, [                ] shares of common stock will be outstanding, assuming no shares of our common stock are purchased in a directed share offering under our newly established Customer Stock Ownership Plan and no exercise of the underwriter’s option to purchase additional shares of common stock to cover over-allotments. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act[, unless held by our affiliates as that term is defined under Rule 144 under the Securities Act].

The remaining [                ] shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

•	approximately [ ] restricted shares will be eligible for sale in the public market upon completion of this offering under Rule 144;

•

approximately [                ] restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations under Rule 144; and

•

approximately [                ] restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately [ ] shares immediately after this offering; and

•

the average weekly trading volume of our common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, or if no such notice is required, the date of receipt of the order to execute the sale.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, holders of [                ] of our restricted shares have entered into lock-up agreements as described below under “Underwriting” and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements, subject to any exceptions set forth therein or waivers by the underwriter.

Equity Incentive Plans

As at December 31, 2011, we did not have any equity incentive plans. Prior to the consummation of this offering, we intend to adopt the 2012 Equity Plan under which we will reserve [                ] of our common stock for the purpose of providing equity incentives to our employees, officers, directors and consultants including options, restricted stock, restricted stock units, stock appreciation rights, other equity awards, annual incentive awards and dividend equivalents. The plan will provide for a maximum of [                ] shares that could be acquired upon the exercise of a stock option or the vesting of restricted stock. The plan will be approved by our shareholders prior to this offering.

As a result, any options or rights exercised under the 2012 Equity Plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 and the 180-day lock-up arrangement described above, if applicable.

Underwriting and Plan of Distribution

Rodman & Renshaw, LLC (“Rodman” or “Underwriter”) is acting as the underwriter of this offering. Under the terms and subject to the conditions contained in an underwriting agreement between us and the Underwriter, the Underwriter has agreed to purchase, and we have agreed to sell to the Underwriter, the shares of common stock offered by this prospectus set forth below:

Underwriter	Number of Shares
Rodman & Renshaw, LLC
Total

The Underwriter is committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the Underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the Underwriter’s obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the Underwriter of officers’ certificates and legal opinions.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the Underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option, in each case assuming no shares of our common stock are purchased in a directed share offering under our newly established Customer Stock Ownership Plan.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount (1)	$	$	$
Accountable expense allowance (2)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Underwriting discount is $ per share (7% of the per share price of the shares sold in the offering).
(2)	The accountable expense allowance of up to 1.5% of the gross proceeds of the firm shares is not payable with respect to the shares sold upon exercise of the Underwriter’s over-allotment option.

In addition, we estimate that the expenses of this offering, other than underwriting discounts and commissions payable by us, will be approximately $             million.

Over-allotment Option

We have granted to the Underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of                  additional shares of common stock (15% of the shares offered by this prospectus) at the public offering price, less underwriting discounts and commissions.

The Underwriter may exercise this option, in whole or in part, solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the over-allotment option is exercised in full, the total price to the public would be $            , the total underwriter discounts and commissions would be $             and the total proceeds to us would be $            .

Lock-up Agreements

We have agreed that we will not, for a period of one hundred eighty (180) days from the effective date of the registration statement of which this prospectus is a part, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock; (ii) file or caused to be filed any registration statement with the Securities and Exchange Commission relating to the offering of any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of capital stock, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock or such other securities, in cash or otherwise, other than the shares to be sold hereunder, and shares issuable upon the exercise or conversion of outstanding securities, securities issued under any company stock or equity compensation plans. If the company issues an earnings release or material news during the last 17 days of such lock-up period or, prior to the expiration of such lock up period, the company announces that it will release earnings results during the 16-day period beginning on the last day of such lock up period, the lock up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, unless the Underwriter waives such extension.

Our directors, officers and each of our shareholders have entered into lock up agreements with the Underwriter prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of one hundred eighty (180) days after the date of this prospectus, may not, without the prior written consent of the Underwriter, (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. Additionally, all other holders of our outstanding common stock or options to purchase common stock are subject to agreements with us imposing similar restrictions on sales or agreements to sell such common stock or options during the one hundred eighty (180) days after the date of this prospectus.

In determining the public offering price, we and the Underwriter expect to consider a number of factors including:

•	The information set forth in this prospectus and otherwise available to the representatives;

•	Our prospects and the history and prospects for the industry in which we compete;

•	An assessment of our management;

•	Our prospects for future earnings;

•	The general condition of the securities markets at the time of this offering;

•	The recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	Other factors deemed relevant by the Underwriter and us.

Neither we, nor the Underwriter can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the public offering price.

Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Terms

In connection with this offering, the Underwriter or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

The Underwriter has informed us that it does not expect to confirm sales of shares offered by this prospectus to accounts over which it exercises discretionary authority without obtaining the specific approval of the account holder.

We have also agreed to issue to the Underwriter a common stock purchase warrant to purchase a number of shares of our common stock equal to an aggregate of five (5%) percent of the shares sold in the offering (excluding the over-allotment option). The warrant will have an exercise price equal to 125% of the offering price of the shares sold in this offering. The warrants are exercisable commencing one year (1) year after the effective date of this offering, and will be exercisable, in whole or in part, for three (3) years thereafter. The warrant also provides for one demand registration right and unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock during the three (3) year period commencing one (1) year after the effective date of this offering. Pursuant to the rules of FINRA (formerly the NASD), and in particular Rule 5110, the warrant (and underlying shares) issued to the Underwriter may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the effective date of this offering; provided, however, that the warrant (and underlying shares) may be transferred to officers or partners of the Underwriter and members of the underwriting syndicate as long as the warrants (and underlying shares) remain subject to the lockup.

In addition, pursuant the underwriting agreement, we have also agreed to pay the underwriter accountable expenses relating to the offering of up to 1.5% of the gross proceeds of the offering with respect to the sale of the firm shares, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual; (b) up to $16,000 for costs associated with the underwriter’s use of i-Deal; (c) up to $10,000 of accountable “road show” expenses; and (d) an advance of $50,000.

Indemnification

The underwriting agreement provides for indemnification between us and the Underwriter against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the Underwriter to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Stabilization

In order to facilitate this offering of common stock, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the Underwriter may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriter under the over-allotment option. The Underwriter can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Underwriter will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The Underwriter may also sell shares in excess of the over-allotment option, creating a naked short position. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the Underwriter may bid for and purchase shares of common stock in the open market. Finally, the Underwriter may reclaim selling concessions allowed for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The Underwriter is not required to engage in these activities and may end any of these activities at any time.

Foreign Regulatory Restrictions on Purchase of Our Common Stock

We have not taken any action to permit a public offering of our common stock outside the U.S. or to permit the possession or distribution of this prospectus outside the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of the prospectus outside the U.S. In addition to the public offering of our common stock in the U.S., the Underwriter may, subject to applicable foreign laws, also offer our common stock to certain institutions or accredited persons in the following countries:

Australia

If this document is issued or distributed in Australia, it is issued or distributed to “wholesale clients” only, not to “retail clients.” For the purposes of this paragraph, the terms “wholesale client” and “retail client” have the meanings given in section 761 of the Australian Corporations Act 2001 (Cth). This document is not a disclosure document under the Australian Corporations Act, has not been lodged with the Australian Securities & Investments Commission and does not purport to include the information required of a disclosure document under the Australian Corporations Act. Accordingly, (i) the offer of securities under this document is only made to persons to whom it is lawful to offer such securities under one or more exemptions set out in the Australian Corporations Act, (ii) this document is only made available in Australia to those persons referred to in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as referred to in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this document.

China

THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE CIRCULATED OR DISTRIBUTED IN THE PRC, AND SHARES MAY NOT BE OFFERED OR SOLD, AND WILL NOT BE OFFERED OR SOLD TO ANY PERSON FOR RE-OFFERING OR RESALE, DIRECTLY OR INDIRECTLY, TO ANY RESIDENT OF THE PRC EXCEPT PURSUANT TO APPLICABLE LAWS AND REGULATIONS OF THE PRC.

DIFC

DIFC and UAE have different requirements and, as a result, a generic legend for each is provided below.

United Arab Emirates

The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”).

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.

Dubai

The issuer is not licensed by the Dubai Financial Services Authority (“DFSA”) to provide financial services in the Dubai International Financial Centre (“DIFC”). The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the DFSA, a regulatory of the DIFC.

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No.8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.

Israel

The common stock offered by this prospectus has not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor has such common stock been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Pakistan

The investors / subscribers in Pakistan will be responsible for ensuring their eligibility to invest under the applicable laws of Pakistan and to obtain any regulatory consents if required for such purpose.

Saudi Arabia

NO OFFERING OF SHARES IS BEING MADE IN THE KINGDOM OF SAUDI ARABIA, AND NO AGREEMENT RELATING TO THE SALE OF THE SHARES WILL BE CONCLUDED IN SAUDI ARABIA.

THIS DOCUMENT IS PROVIDED AT THE REQUEST OF THE RECIPIENT AND IS BEING FORWARDED TO THE ADDRESS SPECIFIED BY THE RECIPIENT. NEITHER THE AGENT NOR THE OFFERING HAVE BEEN LICENSED BY THE SAUDI’S SECURITIES AND EXCHANGE COMMISSION OR ARE OTHERWISE REGULATED BY THE LAWS OF THE KINGDOM OF SAUDI ARABIA.

THEREFORE, NO SERVICES RELATING TO THE OFFERING, INCLUDING THE RECEIPT OF APPLICATIONS AND/OR THE ALLOTMENT OF THE SHARES, MAY BE RENDERED WITHIN THE KINGDOM BY THE AGENT OR PERSONS REPRESENTING THE OFFERING.

United Kingdom

The content of this Memorandum has not been issued or approved by an authorised person within the meaning of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”). Reliance on this Memorandum for the purpose of engaging in any investment activity may expose an Investor to a significant risk of losing all of the property or other assets invested. This Memorandum does not constitute a prospectus within the meaning of the FSMA and is issued in reliance upon one or more of the exemptions from the need to issue such a prospectus contained in section 86 of the FSMA.

IPO Customer Stock Ownership Plan

Concurrently with the offering conducted pursuant to this prospectus, we are offering up to [—] shares of common stock in a directed share offering under our newly established Customer Stock Ownership Plan or “CSOP™” that is primarily designed for our members and other individual investors using the proprietary web and social media platform of LOYAL3 Labs, Inc. (“LOYAL3 Labs”) and brokerage and other services of LOYAL3 Securities, Inc. (“LOYAL3 Securities”; together with LOYAL3 Labs, “LOYAL3”) (the “IPO CSOP”). We reserve the right to terminate the IPO CSOP in our absolute discretion.

The closing of the IPO CSOP will only occur if and when the closing and the full funding of this offering, and the shares in the IPO CSOP will be priced at the same price as the shares purchased in this offering. Neither the IPO CSOP nor this offering is conditioned on a minimum number of shares of common stock being purchased in the IPO CSOP.

We have agreed to pay LOYAL3 a fee of [        ] and Rodman & Renshaw, LLC an advisory fee of [        ]. The additional expenses of the IPO CSOP offering consist of: [—]. We intend to use the net proceeds from the IPO CSOP for general working capital.

LOYAL3 Securities Inc., a broker-dealer affiliated with LOYAL3, will conduct the IPO CSOP and will act as agent to the IPO CSOP Participants to facilitate CSOP transactions on the LOYAL3 platform and maintain LOYAL3 accounts on their behalf. LOYAL3 Securities is a statutory “underwriter” as defined in the Securities Act in connection with our distribution of our shares through the IPO CSOP, and any fees we pay to a LOYAL3 affiliate in connection with the IPO CSOP may be deemed underwriting compensation under the Securities Act. LOYAL3 Securities is not an underwriter with respect to this offering, and no other broker-dealer firm is an underwriter with respect to the IPO CSOP. We have agreed to indemnify LOYAL3 and its affiliates against certain liabilities, including liabilities arising under the Securities Act. LOYAL3 Securities will not engage in any stabilization activities.

Legal Matters

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by SNR Denton US LLP, Chicago, Illinois. The underwriter has been represented in connection with this offering by McDermott Will & Emery LLP, New York, New York.

Experts

Our financial statements as of December 31, 2011 and 2010 and for each of the two years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of Marcum, LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. On the closing of this offering, we will be subject to the informational requirements of the Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We anticipate making these documents publicly available, free of charge, on our website at www.profusional.com as soon as reasonably practicable after filing such documents with the Securities and Exchange Commission. The information contained in, or that can be accessed through, our website is not part of this prospectus.

You can read the registration statement and our future filings with the Securities and Exchange Commission over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (312) 827-6440 or by mail at Professional Diversity Network, 150 North Wacker Drive, Suite 2360, Chicago, Illinois 60606. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330.

Report of Independent Registered Public Accounting Firm

To the Members of

Professional Diversity Network, LLC d/b/a iHispano.com

We have audited the accompanying balance sheets of Professional Diversity Network, d/b/a iHispano.com, formerly known as iHispano.com, LLC d/b/a Professional Diversity Network, (the “Company”) as of December 31, 2011 and 2010, and the related statements of income, members’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Diversity Network, d/b/a iHispano.com, formerly known as iHispano.com, LLC d/b/a Professional Diversity Network, as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum, LLP

Marcum, LLP

New York, NY

April 16, 2012

Professional Diversity Network, LLC d/b/a iHispano.com

BALANCE SHEETS

	December 31,
	2011	2010
ASSETS

Current Assets:
Cash and cash equivalents	$2,254,431	$912,641
Restricted cash	-	45,288
Accounts receivable	1,604,470	1,126,469
Marketable securities, at fair value	375,156	752,515
Prepaid expense	-	5,882

Total Current Assets	4,234,057	2,842,795

Property and equipment, net	25,789	20,478

Security deposits	21,568	21,568
Deferred offering costs - initial public offering	26,900	-
Developed technology, net	146,146	151,667
Goodwill	635,671	635,671
Trade name	90,400	90,400

Total assets	$5,180,531	$3,762,579

LIABILITIES AND MEMBERS’ EQUITY

Current Liabilities:
Accounts payable and accrued expenses	$254,674	$128,393
Deferred revenue	150,000	-

Total current liabilities	404,674	128,393

Notes payable - members, net of original issue discount of $211,225 and $277,484 as of December 31, 2011 and 2010, respectively	1,491,488	1,513,036

Total liabilities	1,896,162	1,641,429

Commitments and contingencies

Members’ Equity
Members’ equity	3,315,014	2,122,654
Accumulated other comprehensive loss	(30,645)	(1,504)

Total members’ equity	3,284,369	2,121,150

Total liabilities and members’ equity	$5,180,531	$3,762,579

The accompanying notes are an integral part of these financial statements.

Professional Diversity Network, LLC d/b/a iHispano.com

STATEMENTS OF INCOME

	For the Years Ended December 31,
	2011	2010
Revenues
Recruitment services	$4,000,000	$4,000,000
Consumer advertising and consumer marketing solutions revenue	1,569,342	384,654

Total revenues	5,569,342	4,384,654

Costs and expenses:
Cost of services	817,254	722,003
Sales and marketing	1,021,839	657,811
General and administrative	723,093	897,221
Depreciation and amortization	108,592	88,030

Total costs and expenses	2,670,778	2,365,065

Income from operations	2,898,564	2,019,589

Other income (expense)
Interest expense	(170,452)	(171,685)
Interest and other income	17,540	17,403

Other expense, net	(152,912)	(154,282)

Net Income	$2,745,652	$1,865,307

Other comprehensive loss:
Net Income	$2,745,652	$1,865,307
Unrealized losses on marketable securities	(40,128)	(9,413)
Reclassification adjustments for losses on marketable securities included in net income	10,987	1,413

Comprehensive income	$2,716,511	$1,857,307

The accompanying notes are an integral part of these financial statements.

Professional Diversity Network, LLC d/b/a iHispano.com

STATEMENT OF MEMBERS’ EQUITY

	Members’ Equity	Accumulated other comprehensive income (loss)	Total Members’ Equity
Balance at January 1, 2010	$1,979,347	$6,496	$1,985,843

Reclassification adjustments for loss on marketable securities included in net income		1,413	1,413

Unrealized holding loss on marketable securities	-	(9,413)	(9,413)

Net income	1,865,307	-	1,865,307

Distributions to members	(1,722,000)	-	(1,722,000)

Balance at December 31, 2010	2,122,654	(1,504)	2,121,150

Unrealized holding loss on marketable securities	-	(40,128)	(40,128)

Reclassification adjustments for loss on marketable securities included in net income		10,987	10,987

Net income	2,745,652	-	2,745,652

Distributions to members	(1,553,292)	-	(1,553,292)

Balance at December 31, 2011	$3,315,014	$(30,645)	$3,284,369

The accompanying notes are an integral part of these financial statements.

Professional Diversity Network, LLC d/b/a iHispano.com

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2011	2010
Cash flows from operating activities:
Net Income	$2,745,652	$1,865,307

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	108,592	88,030
Realized loss (gain) on sale of investments, net	32,588	(308)
Amortization of discount/premium on investments	(9,525)	22,053
Interest earned on restricted cash	-	(680)
Interest added to notes payable	104,193	109,310
Accretion added to notes payable	66,259	62,376
Changes in operating assets and liabilities:
Accounts receivable	(478,001)	(459,803)
Accounts payable and accrued expenses	126,281	(30,411)
Prepaid expenses	5,882	(271)
Deferred Income	150,000	-

Net cash provided by operating activities	2,851,921	1,655,603

Cash flows from investing activities:
Proceeds from sales of marketable securities	575,000	467,301
Purchases of marketable securities	(249,845)	(328,981)
Costs incurred to develop technology	(92,658)	(100,277)
Release of restricted cash	45,288	-
Purchases of property and equipment	(15,724)	(9,389)

Net cash provided by investing activities	262,061	28,654

Cash flows from financing activities:
Distributions to members’	(1,553,292)	(1,722,000)
Repayments of notes payable to members	(192,000)	(192,000)
Deferred Initial public offering costs	(26,900)	-

Net cash used in financing activities	(1,772,192)	(1,914,000)

Net increase (decrease) in cash and cash equivalents	1,341,790	(229,743)

Cash and cash equivalents, beginning of year	912,641	1,142,384

Cash and cash equivalents, end of year	$2,254,431	$912,641

Supplemental disclosures of other cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

The accompanying notes are an integral part of these financial statements.

Professional Diversity Network, LLC d/b/a iHispano.com

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

1.	Description of Business

Professional Diversity Network, LLC, d/b/a/ iHispano.com, formerly known as iHispano.com, LLC d/b/a Professional Diversity Network (the “Company”) is a limited liability company originally formed as IH Acquisition, LLC under the laws of the State of Illinois on October 3, 2003. The Company commenced business following its acquisition of the assets, trade name, uniform resource locator (URL) and certain developed technology of iHispano.com, Inc. Aggregate consideration in this transaction amounted to $887,000, including the assumption of a note payable to one of the Company’s founding members that had an acquisition date fair value of $692,614 (Note 7). The Company recorded an aggregate of $635,671 of goodwill with respect to this transaction (Note 3). In 2004, the Company changed its name to iHispano.com, LLC and in 2012 the Company changed their name to Professional Diversity Network, LLC.

The Company operates an online professional networking community with career resources specifically tailored to the needs of seven different diverse cultural groups including: Women, Hispanic Americans, African Americans, Asian Americans, differently-abled, veterans, lesbians, gay, bisexual and transgender (LGBT), and students, and graduates seeking to transition from education to career. The network’s purposes, among others, are to assist its members in their efforts to connect with like-minded individuals, identify career opportunities within the network and connect members with prospective employers. The Company’s technology platforms are integral to the operation of its business.

As of December 2011, the Company has launched additional professional networking sites that serve other diverse communities - including women (WomensCareerChannel.com), Asians (ACareers.net), lesbian, gay, bisexual and transgender (OutPro.net), enlisted and veteran military personnel (Military2Career.com) and differently-abled (ProAble.net) professionals. These additional professional networking sites are in the very early stages of development.

2.	Liquidity, Financial Condition and Management’s Plans

The Company has historically funded its operations principally from cash flows generated in its operating activities. Company management does not currently anticipate that the business will experience any significant changes in its near term financial condition as it relates to the ongoing conduct of its business.

The Company has undertaken efforts to commence an initial public offering (“IPO”) of its equity securities (Note 8). The Company incurred $26,900 of IPO costs through December 31, 2011 and $164,696 through March 15, 2012 in its efforts to complete the IPO. The Company anticipates incurring additional costs of approximately $285,000 to $535,000 to complete the IPO.

3.	Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements for the years ended December 31, 2011 and 2010 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas that required

Professional Diversity Network, LLC d/b/a iHispano.com

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

management to make estimates and assumption that affect the amounts and disclosures in the financial statements include revenue recognition, valuation of goodwill, trade name and URL, costs capitalized to develop technology and the Company’s estimated useful lives of assets. Actual results could differ from those estimates.

Revenue Recognition - The Company applies the revenue recognition principles set forth in Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) 104 “Revenue Recognition” with respect to all of its revenue. Accordingly, the Company records revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery of its services has occurred, (iii) fees for services are fixed or determinable, and (iv) collectability of the sale is reasonable assured.

The Company’s principal sources of revenue include certain minimum fixed fees that it earns from two distinct customers (Note 10). One contract is an annual agreement that is billed pro rata on a monthly basis. The Company uses proprietary technology to monitor the volume of members that actually apply for employment using these resources. The second contract is billed based upon fixed fees with certain minimum monthly website visits. The Company also earns advertising revenues from providing media space on its website directly to advertisers and consumer marketers. Advertising revenue is recognized after the advertisements have run and results have been approved by an outside service. Advance payments received from customers for advertising services are recorded as deferred revenue. Advertising revenue is recognized either based upon a fixed fee for revenue sharing agreements in which payment is required at the time of posting, or billed based upon the number of impressions recorded on the websites as specified in the customer agreement.

Advertising and Marketing Expenses - Advertising and Marketing expenses are expensed as incurred. During the years ended December 31, 2011 and 2010 the Company incurred advertising and marketing expenses of approximately $398,000 and $198,000, respectively.

Cash and Cash Equivalents - The Company considers cash and cash equivalents to include all short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

Restricted Cash - In connection with an operating lease agreement, the Company was required to maintain a certificate of deposit in a restricted account in the amount of $45,288 at December 31, 2010. The certificate of deposit matured in 2011 and the Company’s amended lease agreement did not have a provision for this desposit.

Accounts Receivable - Accounts receivable represent receivables generated from licensing fees earned from customers and advertising revenue. The Company’s policy is to reserve for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance for doubtful accounts is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has had a low occurrence of credit losses through December 31, 2011 and therefore deemed it unnecessary to establish an allowance for doubtful accounts.

Marketable Securities - Marketable securities consist of investments in corporate bonds, municipal government notes; and exchange traded shares designed to track the Wells Fargo Hybrid and Preferred shares index (WHPSF Financial Index). The maximum maturity for any fixed investment is 2034. The Company accounts for its

Professional Diversity Network, LLC d/b/a iHispano.com

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

marketable securities in accordance with the provisions of ASC 320-10. The Company classifies these securities as available for sale, and as such, they are reported at fair value. Unrealized gains and losses are recorded as a component of accumulated other comprehensive income and excluded from net income, except for unrealized losses determined to be other-than-temporary, which are recorded as interest and other income, net. The Company had accumulated unrealized losses of $30,645 and $1,504 relating to investments in marketable securities for the years ended December 31, 2011 and 2010, respectively.

Property and Equipment - Property and equipment is stated at cost, including any cost to place the property into service, less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets which currently range from 3 to 5 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease. Maintenance, repairs and minor replacements are charged to operations as incurred; major replacements and betterments are capitalized. The cost of any assets sold or retired and related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting profit or loss is reflected in income or expense for the period.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its cash with high credit quality institutions. At times, such amounts may be in excess of the FDIC insurance limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk on the account.

With respect to accounts receivables, concentrations of credit risk are limited to two customers in the on-line employment and distance education industries (Note 10).

Income Taxes - The Company is a limited liability company and has elected to be taxed as a partnership. As such the Company’s income or loss is required to be reported by each respective member on their separate income tax returns. Therefore, no provision for income taxes has been provided in the accompanying financial statements.

In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company recognizes interest and penalties on any unrecognized tax benefits as a component of income tax expense. Based on an evaluation of the Company’s tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the periods ended December 31, 2011 or 2010. The Company’s federal and state tax returns are potentially open to examinations for the years 2008 through 2011.

The Company periodically evaluates whether its uncertain tax positions require recognition or disclosure in the financial statements.

Capitalized Technology Costs - In accordance with Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 350-40 Internal-Use Software, the Company capitalizes certain external and internal computer software costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing and installation activities. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized software costs are amortized over the estimated useful lives of the software assets on a straight-line basis, generally not exceeding three years.

Professional Diversity Network, LLC d/b/a iHispano.com

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

Goodwill and Intangible Assets - The Company accounts for goodwill and intangible assets in accordance with Accounting Standards Codification (“ASC”) 350 Intangibles - Goodwill and Other (“ASC 350”). ASC 350 requires that goodwill and other intangibles with indefinite lives should be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

Goodwill is evaluated for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows.

Pursuant to recent authoritative accounting guidance, the Company elects to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company is not required to calculate the fair value of a reporting unit unless the Company determines that it is more likely than not that its fair value is less than its carrying amount. If the Company determines that it is more likely than not that its fair value is less than its carrying amount, then the two-step goodwill impairment test is performed. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying value exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of that goodwill. Any excess of the goodwill carrying value over the respective implied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. Through December 31, 2011, no impairment of goodwill has been identified.

The Company allocated a portion of the purchase of iHispano.com, Inc. to trade name and uniform resource locator. These assets have an indefinite life, and thus are not being amortized. The Company has performed its annual impairment evaluation for its other intangible assets with indefinite lives and determined that these were not impaired as of December 31, 2011. The Company amortizes the cost of other intangibles over their estimated useful lives. Amortizable intangible assets may also be tested for impairment if indications of impairment exist.

Fair Value Measurements - Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities which are carried at historical cost, which management believes that the recorded amounts approximate fair value due to the short-term nature of these instruments.

The Company measures the fair value of financial assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The Company uses three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions

Professional Diversity Network, LLC d/b/a iHispano.com

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

Financial assets measured at fair value on a recurring basis are summarized below:

	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Marketable securities	$375,156	$221,650	$153,506	$-

	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Marketable securities	$752,515	$-	$752,515	$-

The Company considers its investments in exchange traded shares to be Level 1, and in corporate and municipal bonds to be Level 2.

Deferred Revenue - Deferred revenue includes customer deposits received prior to performing services which are recognized as revenue when revenue recognition criteria are met.

Lease Obligations - The Company leases office space under a non-cancelable operating lease with an expiration date of October 31, 2014. The operating lease agreement contains an abatement of the first three months rent, in the amount of $12,623, rent escalation provisions and tenant improvement allowances of $15,895. The rent abatement and tenant improvement allowance are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. At December 31, 2011 and 2010 deferred rent amounted to $9,558 and $0, respectively and is recorded in accounts payable and accrued expenses in the accompanying balance sheets. Renewals are not included in the determination of the lease term unless the renewals are deemed to be reasonably assured at lease inception.

Recent Accounting Pronouncements - In June 2011, the Financial Accounting Standards Board (“FASB”) issued amended standards that eliminated the option to report other comprehensive income in the statement of stockholders’ equity and require companies to present the components of net income and other comprehensive income as either one continuous statement of comprehensive income or two separate but consecutive statements. The amended standards do not affect the reported amounts of comprehensive income. In December 31, 2011, the FASB deferred the requirement to present components of reclassifications of other comprehensive income on the face of the income statement that had previously been included in the June 2011 amended standard. These amended standards are to be applied retrospectively for interim and annual periods beginning after December 15, 2011. The Company adopted these standards on January 1, 2012 and the adoption will not impact the Company’s financial results or disclosures, but will have an impact on the presentation of comprehensive income.

In September 2011, the FASB issued amended standards to allow entities the option to first perform a qualitative assessment as to whether goodwill impairment indicators exist, before undertaking the existing two-step test. The objective of the qualitative assessment is to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not, the two-step test must still be performed. The amended standards are intended to reduce costs of evaluating annual goodwill impairment. These

Professional Diversity Network, LLC d/b/a iHispano.com

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

amended standards are to be applied for annual periods beginning after December 15, 2011, with early adoption permitted. The Company elected to early adopt these standards in the year ended December 31, 2011. The adoption of this pronouncement did not have a material impact on the Company’s financial results or disclosures.

In May 2011, the FASB issued amended standards to achieve common fair value measurements and disclosures between GAAP and International Financial Reporting Standards. The standards include amendments that clarify the intent behind the application of existing fair value measurements and disclosures and other amendments which change principles or requirements for fair value measurements or disclosures. The amended standards are to be applied prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted these standards on January 1, 2012 and the impact is not material to the Company’s financial results or disclosures.

4. Marketable Securities

Investments in Marketable Securities are as follows:

	2011				2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross Unrealized Gains	Gross unrealized losses	Estimated fair value
December 31

Debt
Debt - U.S. corporate	$10,320	$665		$10,985	$10,468	$648		$11,116
State and municipal	145,635		(3,114)	142,521	743,551	582	(2,734)	741,399
Equity
Exchange traded fund	249,846		(28,196)	221,650

	$405,801	$665	($31,310)	$375,156	$754,019	$1,230	($2,734)	$752,515

5. Capitalized Technology

Capitalized Technology is as follows:

	December 31
	2011	2010
Capitalized cost:
Balance, beginning of year	$283,385	$183,108
Additional capitalized cost	92,658	100,277

Balance, end of year	$376,043	$283,385

Accumulated amortization:
Balance, beginning of year	$131,718	$53,969
Provision for amortization	98,179	77,749

Balance, end of year	$229,897	$131,718

Net Capitalized Technology	$146,146	$151,667

Professional Diversity Network, LLC d/b/a iHispano.com

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

In 2006, iHispano.com launched a redesign of its site and developed Diversity Recruitment Solution (DRS). In 2007, iHispano.com and Monster.com formed a strategic alliance in which iHispano.com became the professional Latino recruitment solution for Monster.com and iHispano.com also powered the LISTA (Latinos in Information Sciences and Technology) Career Center. In 2008, the Company relaunched iHispano.com as a Professional Networking Site and Job Board for Latino Professionals. Also in 2008, Professional Diversity Network launched AMightyRiver.com, a professional networking site and job board targeting the African-American community in the United States. In 2011, Professional Diversity Network entered into an exclusive agreement with Apollo Group (University of Phoenix).

6. Property and Equipment

Property and Equipment is as follows:

	December 31,
	2011	2010
Computer hardware	$58,122	$43,284
Furniture and Fixtures	19,884	18,998

	78,006	62,282
Less Accumulated Depreciation	52,217	41,804

	$25,789	$20,478

Depreciation expense for the years ended December 31, 2011 and 2010 was $10,413 and $10,281 respectively, and is recorded in depreciation and amortization expense in the accompanying statements of income.

7. Notes Payable to Members

Notes Payable to Members includes three separate notes, each with identical terms payable to the three members of the Company. The notes bear interest at the rate of 6% per annum, with all unpaid interest and principal due on November 1, 2014. As discussed in Note 1 above, the Company assumed a note payable to one of its founding members that had an acquisition date fair value of $692,614 and a face value of $1,341,676. The discount on the note is being recorded at 6.055%. The remaining unamortized discount was $211,225 and $277,484 at December 31, 2011 and 2010, respectively. The balance on this note was $1,219,954 and $1,256,872 at December 2011 and 2010, respectively. The Company may prepay any amount of outstanding interest and principal, without a prepayment penalty. The second note payable, including accrued but unpaid interest, was $215,235 and $203,052 at December 31, 2011 and 2010, respectively. The third note payable was in the amount of $56,299 and $53,112 at December 31, 2011 and 2010, respectively. The total notes payable including accrued but unpaid interest amounted to $1,491,488 and $1,513,036 as of December 31, 2011 and 2010, respectively. Interest expense on these note obligations amounted to $170,452 and $171,685 for the years ended December 31, 2011 and 2010, respectively. Interest expense includes the amortization of the debt discount of $66,259 and $62,376 at December 31, 2011 and 2010 respectively. Payments on the notes were $192,000 for the years ended of December 31, 2011 and 2010.

8. Commitments and Contingencies

Proposed Initial Public Offering -

On December 29, 2011, the Board of Directors authorized the Company to file a registration statement with the SEC in connection with its proposed IPO. The Company incurred $26,900 of costs during the year ended

Professional Diversity Network, LLC d/b/a iHispano.com

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

December 31, 2011 and $157,156 of costs in through March 15, 2012 in connection with its proposed IPO, which amounts are presented as deferred offering costs in the accompanying balance sheet at December 31, 2011.

The Company intends to use the net proceeds from this offering for general corporate purposes including hiring sales and marketing personnel, working capital, hiring additional product development personnel and potential acquisitions or investments. The Company has no current plans, agreements or commitments with respect to any such acquisition or investment. The Company’s management will retain broad discretion in the allocation of the net proceeds of this offering.

The Company cannot provide any assurance that it will complete its proposed IPO. The Company expects to incur substantial additional costs in connection with its efforts to complete this offering. If the Company completes its IPO, these costs will be recorded as a reduction of the proceeds received. If the Company does not successfully complete its IPO, the costs will be recorded as a charge to operations.

Lease Obligations - The Company leases office space under an operating lease agreement that expires in 2014. During the years ended December 31, 2011 and 2010 the Company incurred $39,712 and $39,270, respectively of rent expense under the lease agreement. Future minimum payments under this lease at December 31, 2011 are as follows:

Year ending December 31,
2012	$46,438
2013	51,581
2014	43,633

Total	$141,652

9. Members’ Equity

The Company has a single class of membership interests. The business affairs of the Company are managed by the Board of Managers who, subject to the limitations and restrictions set forth in the Company’s operating agreement may make any and all decisions with respect to the conduct of the Company’s business in the ordinary course and to make financial commitments on behalf of the Company as set forth in the operating agreement. The Company’s operating agreement places certain restrictions on the Company and its individual members from taking certain actions or entering into certain types of transactions with affiliates, effectuating change in control events such as mergers and acquisitions, incurring indebtedness, amending member’s compensation arrangements and transferring or issuing membership interests unless the approval of members holding at least a super majority interest in the Company is obtained.

10. Customer Concentrations

The Company’s revenues are highly dependent on two customers, Monster and the University of Phoenix, and the loss of either major customer would materially and adversely affect the Company’s business, operating results and financial condition. If Monster or the University of Phoenix seeks to negotiate their agreements on terms less favorable to the Company and the Company accepts such unfavorable terms, or if the Company seeks to negotiate better terms, but is unable to do so, then the Company’s business, operating results and financial condition would be materially and adversely affected. Selected terms of the agreements are as follows:

Professional Diversity Network, LLC d/b/a iHispano.com

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

Recruitment Revenue

Revenues from the Company’s recruitment services are recognized when the services are performed, evidence of an arrangement exists, the fee is fixed and determinable and collectability is probable. The Company’s recruitment revenue is derived from the Company’s strategic partnerships through single and multiple job postings, recruitment media, access to the Company’s resume database, talent recruitment communities, basic and premier corporate memberships, hiring campaign marketing and advertising, e-newsletter marketing and research and outreach services. Revenue under this agreement is monitored through an automated daily export of views and applies related to the postings to ensure that contract minimums are met or additional revenue is to be billed. The contract is an annual agreement that is billed on a pro rata monthly basis.

The Company’s agreement with a customer, expires on December 31, 2012. Although the agreement renews automatically for successive one-year terms, either party may deliver a notice of non-renewal with 60 days prior notice. There can be no assurance that the customer or the Company will continue to renew the agreement. The agreement provides for a fixed fee of $4,000,000 of income annually, which could be increased if specified levels of user traffic are met.

Consumer Advertising and Consumer Marketing Solutions Revenue

The businesses and organizations that use the Company’s marketing solutions are enabled to target and reach large audiences of diverse professionals and connect to relevant products and services with solutions that include email marketing, social media, search engines, traffic aggregators and strategic partnerships. At December 31, 2011, the Company recorded $150,000 of deferred revenue related to the University of Phoenix “Education to Education” agreement. Advertising revenue is recognized based upon fixed fees with certain minimum monthly website visits, a fixed fee for revenue sharing agreements in which payment is required at the time of posting, or billed based upon the number of impressions recorded on the websites as specified in the customer agreement. For the years ended December 31, 2011 and 2010, advertising revenue accounted for 28% and 9% of total revenues, respectively.

The Company’s agreements with the University of Phoenix commenced in early 2011, provides for $1,550,000 of income annually, contain two year performance audit rights, fixed monthly amounts, 99.9% site availability other than scheduled maintenance, initially contained a 48 hour cancellation clause but was renewed in September 2011 with 90 day cancellation clause and the six month contract was extended to 1 year and expires in September 2012.

Two customers accounted for 92%, or approximately $5.1 million, of total gross sales with one customer representing 72% and the other representing 20% of total gross sales at December 31, 2011. One customer accounted for 91%, or approximately $4.0 million, of total gross sales for the year ended December 31, 2010. In addition, two customers accounted for 92% or approximately $1.5 million of accounts receivable with one customer representing 62% and the other representing 30% at December 31, 2011. One customer accounted for 89%, or approximately $1.0 million of accounts receivable, as of December 31, 2010.

11. Subsequent Events

Management has evaluated all subsequent events and transactions for potential recognition or disclosure through April 16, 2012, the date the financial statements were available to be issued.

Professional Diversity Network, Inc.

[                ] Shares of Common Stock

Prospectus

Rodman & Renshaw, LLC

                , 2012

Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions and an accountable expense allowance of up to 1.5% of the gross proceeds from the sale of the firm shares, payable by us in connection with the sale of common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq Capital Market listing fee.

	Amount
Securities and Exchange Commission registration fee		$2,112.95
FINRA filing fee
NASDAQ Capital Market listing fee
Legal fees and expenses
Accounting fees and expenses
Printing expenses
Transfer agent and registrar fees and expenses
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Our amended and restated certificate of incorporation and amended and restated bylaws that we intend to adopt prior to the consummation of this offering limit the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our proposed bylaws provide that we will indemnify our directors and officers, and may indemnify other employees and agents, to the fullest extent permitted by law.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriter of us [and our executive officers and directors] in connection with matters specifically provided in writing by the underwriter for inclusion in the registration statement, and by us of the underwriter for certain liabilities, including liabilities arising under the Securities Act.

Section 145(g) of the Delaware General Corporation Law permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation arising out of his or her actions in connection with their services to us, regardless of whether our proposed bylaws permit indemnification. Prior to the commencement of the offering, we intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

We intend to enter into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and amended and restated bylaws.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be adopted.
3.2*	Form of Amended and Restated Bylaws of the Registrant to be adopted.
4.1*	Form of Common Stock Certificate.
5.1*	Form of Opinion of SNR Denton US LLP, counsel to the Registrant, with respect to the legality of securities being registered.
10.1*†	Agreement between Monster Worldwide Inc. and the Registrant.
10.2*†	First Amendment to the Alliance Agreement between Monster Worldwide Inc. and the Registrant, dated April 18, 2008
10.3*†	Second Amendment to the Alliance Agreement between Monster Worldwide Inc. and the Registrant, dated January 31, 2009
10.4*†	Third Amendment to the Alliance Agreement between Monster Worldwide Inc. and the Registrant, dated February 2010.
10.5*†	Fourth Amendment to the Alliance Agreement between Monster Worldwide Inc. and the Registrant, dated September 16, 2011.
10.6*	Marketing Media Services Agreement between Apollo and the Registrant, dated January 19, 2011.
10.7*	Form of Employment Agreement to be entered into between the company and James Kirsch
10.8*	Form of Employment Agreement to be entered into between the company and Rudy Martinez
10.9*	Form of Contribution and Reorganization Agreement
10.10*	Form of Debt Conversion Agreement
21	Subsidiaries of the Registrant - None.
23.1	Consent of Marcum LLP.
23.2*	Consent of SNR Denton US LLP (see Exhibit 5.1).
24.1	Powers of Attorney (see signature page).
99.1	Consent of Barry Feierstein
99.2	Consent of Stephen Pemberton
99.3	Consent of Daniel Marovitz
99.4	Consent of Andrea Saenz
99.5	Draft registration statement, dated April 16, 2012, confidentially submitted to the SEC.

*	Denotes to be filed by amendment
†	Confidential treatment to be requested as to certain portions of this exhibit. Such portions will be redacted and submitted separately to the SEC.

All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Schedule II. Valuation and Qualifying Accounts

All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on this 22nd day of May, 2012.

Professional Diversity Network, LLC

/s/James Kirsch
By:	James Kirsch
Chairman of the Board and Chief Executive Officer

Power Of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James Kirsch as his true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462 and otherwise), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents with full power to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James Kirsch James Kirsch	Chairman of the Board and Chief Executive Officer (principal executive officer)	May 22, 2012

/s/ Myrna Newman Myrna Newman	Chief Financial Officer and Secretary (principal financial and accounting officer)	May 22, 2012

/s/ Daniel Ladurini Daniel Ladurini	Manager	May 22, 2012

/s/ Fernando Ladurini Ferdinando Ladurini	Manager	May 22, 2012

/s/ Rudy Martinez Rudy Martinez	Manager	May 22, 2012

Daniel Kirsch	Manager

Professional Diversity Network, LLC

Registration Statement On Form S-1

Exhibit Index

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be adopted.
3.2*	Form of Amended and Restated Bylaws of the Registrant to be adopted.
4.1*	Form of Common Stock Certificate.
5.1*	Form of Opinion of SNR Denton US LLP, counsel to the Registrant, with respect to the legality of securities being registered.
10.1*†	Alliance Agreement between Monster Worldwide Inc. and the Registrant, dated December 7, 2007.
10.2*†	First Amendment to the Alliance Agreement between Monster Worldwide Inc. and the Registrant, dated April 18, 2008
10.3*†	Second Amendment to the Alliance Agreement between Monster Worldwide Inc. and the Registrant, dated January 31, 2009
10.4*†	Third Amendment to the Alliance Agreement between Monster Worldwide Inc. and the Registrant, dated February 2010.
10.5*†	Fourth Amendment to the Alliance Agreement between Monster Worldwide Inc. and the Registrant, dated September 16, 2011.
10.6*	Marketing Media Services Agreement between Apollo and the Registrant, dated January 19, 2011.
10.7*	Form of Employment Agreement to be entered into between the Registrant and James Kirsch
10.8*	Form of Employment Agreement to be entered into between the Registrant and Rudy Martinez
10.9*	Form of Contribution and Reorganization Agreement
10.10*	Form of Debt Conversion Agreement
21	Subsidiaries of the Registrant - None.
23.1	Consent of Marcum LLP.
23.2*	Consent of SNR Denton US LLP (see Exhibit 5.1).
24.1	Powers of Attorney (see signature page).
99.1	Consent of Barry Feierstein
99.2	Consent of Stephen Pemberton
99.3	Consent of Daniel Marovitz
99.4	Consent of Andrea Saenz
99.5	Draft registration statement, dated April 16, 2012, confidentially submitted to the SEC.

*	Denotes to be filed by amendment
†	Confidential treatment to be requested as to certain portions of this exhibit. Such portions will be redacted and submitted separately to the SEC.